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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-130993

A filing fee of $25,182, calculated in accordance with Rule 457(c) and (r), has been previously transmitted to the SEC in connection with the securities offered from the registration statement (File No. 333-130993) by means of this prospectus supplement.

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 12, 2006)

3,235,904 Shares

Common Stock

        We may issue up to an aggregate of 3,235,904 shares of our common stock, par value $.01 per share, to holders of up to 93,209 common units and up to 3,771,234 Class A Convertible Preferred Units, or CPUs, of limited partnership interest in MACWH, LP, a Delaware limited partnership, upon tender of those common units or CPUs for redemption. Walleye Retail Investments LLC, the general partner of MACWH, LP, or MACWH, is a wholly owned indirect subsidiary of The Macerich Partnership, L.P., or Macerich Partnership, our operating partnership. The maximum number of common units redeemable may increase if CPUs are converted to common units as discussed in this prospectus supplement.

        The common units and CPUs were originally issued to various persons on April 25, 2005 in connection with our acquisition of Wilmorite Properties, Inc. and Wilmorite Holdings, L.P. We are required to register our common stock pursuant to a registration rights agreement with these holders of the common units and CPUs.

        We will acquire common units or CPUs, as applicable, from redeeming holders in exchange for any common stock that we issue upon redemption. We have registered the issuance of the common stock to permit the holders to sell shares in the open market or otherwise, but the registration of these shares does not necessarily mean that the holders will elect to redeem their common units or CPUs. Also, upon any redemption, we may elect to pay cash for the common units and CPUs tendered, or take no action (in which case MACWH must pay cash for the common units and CPUs tendered), rather than issue shares of common stock. Although we will incur expenses in connection with the registration of the common stock, we will not receive any cash proceeds upon its issuance.

        Our common stock trades on the New York Stock Exchange under the symbol "MAC." On May 1, 2006, the closing sale price of our common stock was $72.73 per share.

        Investing in the common stock involves risks. See "Risk Factors" beginning on page S-2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 3, 2006.

OUR COMPANY

        We are a real estate investment trust, or REIT, that primarily acquires, leases, manages, redevelops and develops regional malls located throughout the United States. We are the sole general partner of, and own approximately 84% of the limited partnership interests of, Macerich Partnership. We conduct all of our operations through Macerich Partnership and our management companies. Together with our predecessors, we have been engaged in the shopping center business since 1965.

        We are one of the largest mall operators in the United States, as measured by gross leasable area. We own directly or through joint ventures 76 regional malls, 20 community shopping centers and two development properties, aggregating approximately 80 million square feet of gross leasable area. As of December 31, 2005, we had mall and freestanding gross leasable area occupancy rates of 93.5%, excluding major development and redevelopment properties.

        We were organized as a Maryland corporation in September 1993. Our principal executive offices are located at 401 Wilshire Boulevard, Suite 700, Santa Monica, California 90401, and our telephone number is (310) 394-6000.

        When used in this prospectus supplement and the accompanying prospectus, the terms "Company," "Macerich," "we," "our" and "us" refer to The Macerich Company and its subsidiaries, unless the context requires otherwise.

RISK FACTORS

        You should carefully consider, among other factors, the matters described below before you exercise your right to require the redemption of any common units or CPUs you hold.

You should carefully consider the tax consequences of redeeming common units or CPUs.

        The exercise of your right to require the redemption of your common units or CPUs may be treated for tax purposes as a sale of those units. If treated as a sale, this sale will be fully taxable to you, and you will be treated as realizing for tax purposes an amount equal to the sum of (i) the value of common stock received in the redemption plus (ii) the amount of MACWH liabilities that will cease to be considered allocable to you following the redemption, which may include MACWH's share of the liabilities of certain entities in which it owns an interest. Depending upon your particular circumstances, gain may be recognized, and the amount of gain recognized, or even the tax liability resulting from that gain, could exceed the amount of cash and the value of other property, e.g., the common stock, received upon the redemption. See "Redemption of Common Units or CPUs—Certain Tax Considerations of Redemption of Common Units and CPUs" for more information on these tax consequences.

We invest primarily in shopping centers, which are subject to a number of significant risks that are beyond our control.

        Real property investments are subject to varying degrees of risk that may affect the ability of our regional and community shopping centers to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to us and our stockholders. Shopping centers wholly owned by us are referred to as "Wholly Owned Centers" and shopping centers that are partly but not wholly owned by us are referred to as "Joint Venture Centers." Each of the Wholly Owned Centers and Joint Venture Centers are referred to as a "Center." A number of factors may decrease the income generated by the Centers, including:

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  the national economic climate;

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  the regional and local economy (which may be negatively impacted by plant closings, industry slowdowns, union activity, adverse weather conditions, natural disasters, terrorist activities and other factors);

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  local real estate conditions (such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants);

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  perceptions by retailers or shoppers of the safety, convenience and attractiveness of a Center; and

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  increased costs of maintenance, insurance and operations (including real estate taxes).

        Income from shopping center properties and shopping center values are also affected by applicable laws and regulations, including tax, environmental, safety and zoning laws, and by interest rate levels and the availability and cost of financing. In addition, the number of prospective buyers interested in purchasing shopping centers is limited. Therefore, if we were to sell one or more of our shopping centers, we may receive less money than we originally invested in the Center.

Some of our Centers are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions.

        A significant percentage of our Centers is located in California and Arizona and 12 Centers in the aggregate are located in New York, New Jersey and Connecticut. To the extent that weak economic or real estate conditions, including as a result of the factors described in the preceding risk factor, or other factors affect California, Arizona, New York, New Jersey or Connecticut (or their respective regions) more severely than other areas of the country, our financial performance could be negatively impacted.

Our Centers must compete with other retail centers and retail formats for tenants and customers.

        There are numerous shopping facilities that compete with the Centers in attracting tenants to lease space, and an increasing number of new retail formats and technologies other than retail shopping centers compete with the Centers for retail sales. Competing retail formats include lifestyle centers, factory outlet centers, power centers, discount shopping clubs, mail-order services, internet shopping and home shopping networks. Our revenues may be reduced as a result of increased competition.

Our Centers depend on tenants to generate rental revenues.

        Our revenues and funds available for distribution will be reduced if:

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  a significant number of our tenants are unable (due to poor operating results, bankruptcy, terrorist activities or other reasons) to meet their obligations;

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  we are unable to lease a significant amount of space in the Centers on economically favorable terms; or

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  for any other reason, we are unable to collect a significant amount of rental payments.

        A decision by a department store or other large retail store tenant (an "anchor"), or other significant tenant, to cease operations at a Center could also have an adverse effect on our financial condition. The closing of an anchor or other significant tenant may allow other anchors and/or other tenants to terminate their leases, seek rent relief and/or cease operating their stores at the Center or otherwise adversely affect occupancy at the Center. In addition, anchors and/or tenants at one or more Centers might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of retail stores, or sale of an anchor or store to a less desirable retailer, may reduce occupancy levels, customer traffic and rental income, or otherwise adversely affect our financial performance. Furthermore, if the store sales of retailers operating in the Centers decline sufficiently, tenants might be unable to pay their minimum rents or expense recovery charges. In the event of a default by a lessee, the affected Center may experience delays and costs in enforcing its rights as lessor.

        For example, on October 24, 2005, Federated Department Stores, Inc. disclosed that it has identified 82 duplicate locations in certain malls which will be divested during 2006. Eleven of the identified stores are located in 10 of our Centers. On February 1, 2006, Musicland Holding Corp. announced the closure of 341 of its low performing Sam Goody and Suncoast Picture Stores, which include 26 stores located in the Centers. Retail Brand Alliance has recently closed 26 of its Casual Corner, Petite Sophisticate and August Max stores located in the Centers. No assurances can be given regarding the impact on us of those divestitures or closures if or when they occur.

Our acquisition and real estate development strategies may not be successful.

        Our historical growth in revenues, net income and funds from operations has been closely tied to the acquisition and redevelopment of shopping centers. Many factors, including the availability and cost of capital, our total amount of debt outstanding, interest rates and the availability of attractive acquisition targets, among others, will affect our ability to acquire and redevelop additional properties in the future. We may not be successful in pursuing acquisition opportunities, and newly acquired properties may not perform as well as expected. Expenses arising from our efforts to complete acquisitions, redevelop properties or increase our market penetration may have a material adverse effect on our business, financial condition and results of operations. We face competition for acquisitions primarily from other REITs, as well as from private real estate companies and financial buyers. Some of our competitors have greater financial and other resources. Increased competition for shopping center acquisitions may impact adversely our ability to acquire additional properties on favorable terms. We cannot guarantee that we will be able to implement our growth strategy successfully or manage our expanded operations effectively and profitably.

        We may not be able to achieve the anticipated financial and operating results from newly acquired assets. Some of the factors that could affect anticipated results are:

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  our ability to integrate and manage new properties, including increasing occupancy rates and rents at such properties;

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  the disposal of non-core assets within an expected time frame; and

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  our ability to raise long-term financing to implement a capital structure at a cost of capital consistent with our business strategy.

        Our business strategy also includes the selective development and construction of retail properties. Any development, redevelopment and construction activities that we may undertake will be subject to the risks of real estate development, including lack of financing, construction delays, environmental requirements, budget overruns, sunk costs and lease-up. Furthermore, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable. Real estate development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, and occupancy and other required governmental permits and authorizations. If any of the above events occur, our ability to pay dividends to our stockholders and service our indebtedness could be adversely affected.

Certain U.S. federal income tax developments could affect the desirability of investing in us for individual taxpayers.

        In May 2003, U.S. federal legislation was enacted that reduced the maximum tax rate for dividends payable to individual taxpayers generally from 38.6% to 15% (from January 1, 2003 through 2008). However, dividends payable by REITs are not eligible for such treatment, except in limited circumstances which we do not expect to occur. Although this legislation did not have a directly adverse effect on the taxation of REITs or dividends paid by REITs, the more favorable treatment for non-REIT dividends could cause individual investors to consider investments in non-REIT corporations as more attractive relative to an investment in a REIT.

Certain individuals have substantial influence over the management of both us and Macerich Partnership, which may create conflicts of interest.

        Under the partnership agreement of Macerich Partnership, we, as the sole general partner, are responsible for the management of Macerich Partnership's business and affairs. Each of Mace Siegel, Arthur M. Coppola, Dana K. Anderson and Edward C. Coppola (the "principals") serve as our executive officers and are members of our board of directors. Accordingly, these principals have substantial influence over our management and the management of Macerich Partnership and MACWH.

The tax consequences of the sale of some of the Centers may create conflicts of interest.

        The principals will experience negative tax consequences if some of the Centers are sold. As a result, the principals may not favor a sale of these Centers even though such a sale may benefit our other stockholders.

The guarantees of indebtedness by, and certain holdings of, the principals may create conflicts of interest.

        The principals have guaranteed mortgage loans encumbering one of the Centers. As of the date of this prospectus supplement, the principals have guaranteed an aggregate principal amount of approximately $21.75 million. The existence of guarantees of these loans by the principals could result in the principals having interests that are inconsistent with your interests.

        The principals may have different interests than our stockholders because they are significant holders of interests in Macerich Partnership.

If we were to fail to qualify as a REIT, we will have reduced funds available for distributions to our stockholders.

        We believe that we currently qualify as a REIT. No assurance can be given that we will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, or the Code, for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations is greater in the case of a REIT structure like ours that holds assets in partnership form. The determination of various factual matters and circumstances not entirely within our control, including determinations by our partners in the Joint Venture Centers, may affect our continued qualification as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of that qualification.

        If in any taxable year we were to fail to qualify as a REIT, we will suffer the following negative results:

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  we will not be allowed a deduction for distributions to stockholders in computing our taxable income; and

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  we will be subject to U.S. federal income tax on our taxable income at regular corporate rates.

        In addition, if we were to lose our REIT status, we will be prohibited from qualifying as a REIT for the four taxable years following the year during which the qualification was lost, absent relief under statutory provisions. As a result, net income and the funds available for distributions to our stockholders would be reduced for at least five years and the fair market value of our shares could be materially adversely affected. Furthermore, the Internal Revenue Service, or IRS, could challenge our REIT status for past periods, which if successful could result in us owing a material amount of tax for prior periods. It is possible that future economic, market, legal, tax or other considerations might cause our board of directors to revoke our REIT election.

        Even if we remain qualified as a REIT, we might face other tax liabilities that reduce our cash flow. Further, we might be subject to federal, state and local taxes on our income and property. Any of these taxes would decrease cash available for distributions to stockholders.

Complying with REIT requirements might cause us to forego otherwise attractive opportunities.

        In order to qualify as a REIT for U.S. federal income tax purposes, we must satisfy tests concerning, among other things, our sources of income, the nature of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may cause us to forego opportunities we would otherwise pursue.

        In addition, the REIT provisions of the Code impose a 100% tax on income from "prohibited transactions." Prohibited transactions generally include sales of assets that constitute inventory or other property held for sale in the ordinary course of business, other than foreclosure property. This 100% tax could impact our desire to sell assets and other investments at otherwise opportune times if we believe such sales could be considered a prohibited transaction.

Complying with REIT requirements may force us to borrow to make distributions to our stockholders.

        As a REIT, we generally must distribute 90% of our annual taxable income (subject to certain adjustments) to our stockholders. From time to time, we might generate taxable income greater than our net income for financial reporting purposes, or our taxable income might be greater than our cash flow available for distributions to our stockholders. If we do not have other funds available in these situations, we might be unable to distribute 90% of our taxable income as required by the REIT rules. In that case, we would need to borrow funds, sell a portion of our investments (potentially at disadvantageous prices) or find another alternative source of funds. These alternatives could increase our costs or reduce our equity and reduce amounts for investments.

Outside partners in Joint Venture Centers result in additional risks to our stockholders.

        We own partial interests in property partnerships that own 44 Joint Venture Centers as well as fee title to a site that is ground leased to a property partnership that owns a Joint Venture Center and several development sites. We may acquire partial interests in additional properties through joint venture arrangements. Investments in Centers that are not Wholly Owned Centers involve risks different from those of investments in Wholly Owned Centers.

        We may have fiduciary responsibilities to our partners that could affect decisions concerning the Joint Venture Centers. Third parties may share control of major decisions relating to the Joint Venture Centers, including decisions with respect to sales, refinancings and the timing and amount of additional capital contributions, as well as decisions that could have an adverse impact on our status. For example, we may lose our management rights relating to the Joint Venture Centers if:

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  we fail to contribute our share of additional capital needed by the property partnerships;

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  we default under a partnership agreement for a property partnership or other agreements relating to the property partnerships or the Joint Venture Centers; or

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  with respect to certain of the Joint Venture Centers, if certain designated key employees no longer are employed in the designated positions.

        In addition, some of our outside partners control the day-to-day operations of eight Joint Venture Centers (NorthPark Center, West Acres Center, Eastland Mall, Granite Run Mall, Lake Square Mall, NorthPark Mall, South Park Mall and Valley Mall). We therefore do not control cash distributions from these Centers, and the lack of cash distributions from these Centers could jeopardize our ability to maintain our qualification as a REIT.

Our holding company structure makes us dependent on distributions from Macerich Partnership.

        Because we conduct our operations through Macerich Partnership, our operating partnership, our ability to service our debt obligations and pay dividends to our stockholders are strictly dependent upon the earnings and cash flows of Macerich Partnership and the ability of Macerich Partnership to make distributions to us. Under the Delaware Revised Uniform Limited Partnership Act, Macerich Partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of Macerich Partnership (other than some non-recourse liabilities and some liabilities to the partners) exceed the fair value of the assets of Macerich Partnership.

Possible environmental liabilities could adversely affect us.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that real property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial. In addition, the presence of hazardous or toxic substances, or the failure to remedy environmental hazards properly, may adversely affect the owner's or operator's ability to sell or rent affected real property or to borrow money using affected real property as collateral.

        Persons or entities that arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at the disposal or treatment facility, whether or not that facility is owned or operated by the person or entity arranging for the disposal or treatment of hazardous or toxic substances. Laws exist that impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to asbestos-containing materials. In connection with our ownership, operation, management, development and redevelopment of the Centers, or any other Centers or properties we acquire in the future, we may be potentially liable under these laws and may incur costs in responding to these liabilities.

Uninsured losses could adversely affect our financial condition.

        Each of our Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. We do not insure certain types of losses (such as losses from wars), because they are either uninsurable or not economically insurable. In addition, while we or the relevant joint venture, as applicable, carry earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $100,000 per occurrence minimum and a combined annual aggregate loss limit of $115 million on these Centers. While we or the relevant joint venture also carry terrorism insurance on the Centers, the policies are subject to a $10,000 deductible and a combined annual aggregate loss limit of $800 million for both certified and non-certified acts of terrorism. Each Center has environmental insurance covering eligible third-party losses, remediation and non-owned disposal sites, subject to a $100,000 deductible and a $10 million three-year aggregate limit. Some environmental losses are not covered by this insurance because they are uninsurable or not economically insurable. Furthermore, we carry title insurance on many of the Centers for less than their full value. If an uninsured loss or a loss in excess of insured limits occurs, the entity that owns the affected Center could lose its capital invested in the Center, as well as the anticipated future revenue from the Center, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Center. An uninsured loss or loss in excess of insured limits may negatively impact our financial condition.

        As the general partner of Macerich Partnership and certain of the property partnerships, we are generally liable for any of its unsatisfied obligations other than non-recourse obligations.

An ownership limit and certain anti-takeover defenses could inhibit a change of control of us or reduce the value of our common stock.

        The Ownership Limit. In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year. Our Charter restricts ownership of more than 5% (the "Ownership Limit") of the lesser of the number or value of our outstanding shares of stock by any single stockholder (with limited exceptions for some holders of limited partnership interests in Macerich Partnership, or OP units, and their respective families and affiliated entities, including all four principals). In addition to enhancing preservation of our status as a REIT, the Ownership Limit may:

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  have the effect of delaying, deferring or preventing a change in control of us or other transaction without the approval of our board of directors, even if the change in control or other transaction is in the best interest of our stockholders; and

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  limit the opportunity for our stockholders to receive a premium for their common stock that they might otherwise receive if an investor were attempting to acquire a block of common stock in excess of the Ownership Limit or otherwise effect a change in control of us.

        Our board of directors, in its sole discretion, may waive or modify (subject to limitations) the Ownership Limit with respect to one or more of our stockholders, if it is satisfied that ownership in excess of this limit will not jeopardize our status as a REIT.

        Stockholder Rights Plan and Selected Provisions of our Charter and Bylaws. Agreements to which we are a party, as well as some of the provisions of our Charter and bylaws, may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for us and may inhibit a change in control that some, or a majority, of our stockholders might believe to be in their best interest or that could give our stockholders the opportunity to realize a premium over the then-prevailing market prices for their shares. These agreements and provisions include the following:

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  a stockholder rights plan (which is generally triggered when an entity, group or person acquires 15% or more of our common stock), which, in the event of a takeover attempt not approved by our board of directors, allows our stockholders to purchase shares of our common stock, or the common stock of the acquiring entity, at a 50% discount;

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  a staggered board of directors and limitations on the removal of directors, which may make the replacement of incumbent directors more time-consuming and difficult;

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  advance notice requirements for stockholder nominations of directors and stockholder proposals to be considered at stockholder meetings;

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  the obligation of the directors to consider a variety of factors (in addition to maximizing stockholder value) with respect to a proposed business combination or other change of control transaction;

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  the authority of the directors to classify or reclassify unissued shares and issue one or more series of common stock or preferred stock;

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  the authority to create and issue rights entitling the holders thereof to purchase shares of stock or other securities or property from us; and

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  limitations on the amendment of our Charter and bylaws, the dissolution or change in control of us, and the liability of our directors and officers.

        Selected Provisions of Maryland Law. The Maryland General Corporation Law prohibits business combinations between a Maryland corporation and an interested stockholder (which includes any person who beneficially holds 10% or more of the voting power of the corporation's shares) or its affiliates for five years following the most recent date on which the interested stockholder became an interested stockholder and, after the five-year period, requires the recommendation of the board of directors and two super-majority stockholder votes to approve a business combination unless the stockholders receive a minimum price determined by the statute. As permitted by Maryland law, our Charter exempts from these provisions any business combination between us and the principals and their respective affiliates and related persons. Maryland law also allows our board of directors to exempt particular business combinations before the interested stockholder becomes an interested stockholder. Furthermore, a person is not an interested stockholder if the transaction by which he or she would otherwise have become an interested stockholder is approved in advance by our board of directors.

        The Maryland General Corporation Law also provides that the acquirer of certain levels of voting power in electing directors of a Maryland corporation (one-tenth or more but less than one-third, one-third or more but less than a majority and a majority or more) is not entitled to vote the shares in excess of the applicable threshold, unless voting rights for the shares are approved by holders of two thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in our Charter or bylaws adopted before the acquisition of the shares. Our Charter exempts from these provisions voting rights of shares owned or acquired by the principals and their respective affiliates and related persons. Our bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our common stock. There can be no assurance that this bylaw will not be amended or eliminated in the future. The Maryland General Corporation Law and our Charter also contain supermajority voting requirements with respect to our ability to amend our Charter, merge, or sell all or substantially all of our assets.

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

        The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. In addition, the stock market in general has experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Future issuances of common stock or securities convertible into or exchangeable for common stock may adversely affect the market price for our common stock.

        Additional issuances and sales of common stock or securities convertible into or exchangeable for common stock, or the perception that such issuances and sales could occur may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements include statements regarding, among other matters, our growth, acquisition, redevelopment and development opportunities, our acquisition and other strategies, regulatory matters pertaining to compliance with governmental regulations and other factors affecting our financial condition or results of operations. Words such as "expects," "anticipates," "intends," "projects," "predicts," "plans," "believes," "seeks," "estimates," and "should" and variations of these words and similar expressions are used in many cases to identify these forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual results, performance or achievements to vary materially from future results, performance or achievements, or those of the industry, expressed or implied in such forward-looking statements. Such factors include the matters described herein and the following factors among others: general industry, economic and business conditions, which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of current and prospective tenants, anchor or tenant bankruptcies, closures, mergers or consolidations, lease rates and terms, availability and cost of financing, interest rate fluctuations and operating expenses; adverse changes in the real estate markets including, among other things, competition from other companies, retail formats and technologies, risks of real estate redevelopment, development, acquisitions and dispositions; governmental actions and initiatives (including legislative and regulatory changes); environmental and safety requirements; and terrorist activities that could adversely affect all of the above factors.

        Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this prospectus supplement or as of the dates of the documents being incorporated by reference.

        For a description of risks relating to us and our business, see "Risk Factors" beginning on page S-2 of this prospectus supplement.

        All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the common stock offered by this prospectus supplement, but we will acquire common units or CPUs in MACWH from holders of those units to whom such shares are delivered at our election. We intend to hold any common units or CPUs that we acquire in MACWH directly or through an affiliate.

COMMON STOCK MARKET DATA

        Our common stock is listed on the New York Stock Exchange and trades under the symbol "MAC." On May 1, 2006, the last reported sale price of our common stock was $72.73 per share on the New York Stock Exchange.

        The following table sets forth the range of high and low closing sale prices for our common stock, as reported by the New York Stock Exchange for the fiscal quarters indicated:

	High	Low
Year Ending December 31, 2006
First Quarter	$75.13	$68.89
Second Quarter (through May 1, 2006)	73.66	70.15
Year Ended December 31, 2005
First Quarter	62.15	53.28
Second Quarter	67.32	54.00
Third Quarter	71.19	62.15
Fourth Quarter	68.58	60.91
Year Ended December 31, 2004
First Quarter	53.90	43.60
Second Quarter	54.30	39.75
Third Quarter	55.79	46.60
Fourth Quarter	64.66	54.10

DESCRIPTION OF OUR CAPITAL STOCK

        The following is a summary description of the material terms of our capital stock. Provisions of our Charter and our bylaws fix or may affect some of the terms of our capital stock.

Capitalization

        We are authorized to issue up to 220,000,000 shares of capital stock, currently consisting of 145,000,000 shares of common stock, $.01 par value per share, 15,000,000 shares of preferred stock, $.01 par value per share, and 60,000,000 shares of excess stock, $.01 par value per share (the "excess shares"). As of March 31, 2006, we had:

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  71,601,653 shares of common stock (including shares of unvested restricted common stock) issued and outstanding,

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  3,627,131 shares of Series A Cumulative Convertible Redeemable Preferred Stock (the "Series A preferred stock") issued and outstanding,

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  1,961,345 shares of Series D Cumulative Convertible Preferred Stock (the "Series D preferred stock") authorized, none of which are currently outstanding, and

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  1,500,000 shares of Series C Junior Participating Preferred Stock (the "Series C preferred stock") reserved for issuance to holders pursuant to our stockholders rights plan, none of which are currently outstanding.

        In addition, as of March 31, 2006, we have reserved 3,627,131 shares of common stock for issuance upon conversion of outstanding Series A preferred stock, 439,076 shares of common stock for issuance upon exercise of outstanding employee stock options and 16,424,225 shares of common stock for issuance upon redemption of outstanding limited partnership units of Macerich Partnership and MACWH.

        The Series A preferred stock and the Series D preferred stock are on parity with each other and can each be converted into shares of our common stock based on a formula set forth in the applicable articles supplementary. As of the date of this prospectus supplement, the conversion ratio is one-for-one for both of these series. Rights of holders of these series include dividend and liquidation preferences over the holders of our shares of common stock and voting rights in some circumstances. Rights of holders of the Series C preferred stock, if issued, would include dividend and liquidation preferences over the holders of shares of our common stock and the right to cast 100 votes per share of Series C preferred stock, voting as a single class with our common stock. The Series C preferred stock is junior to the Series A preferred stock and the Series D preferred stock with respect to both dividend and liquidation preferences.

        Our Charter permits our board of directors, or any duly authorized committee thereof, to classify and reclassify any unissued shares of our capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of the classified or reclassified shares of our capital stock. The terms of any stock classified or reclassified by our board of directors or a duly authorized committee thereof in accordance with our Charter will be set forth in articles supplementary filed with the State Department of Assessments and Taxation of Maryland prior to the issuance of any classified or reclassified stock.

Issuance of Excess Shares

        Our Charter provides that in case of a "prohibited event," the relevant stock will automatically be exchanged for excess shares, to the extent necessary to ensure that the purported transfer or other event does not result in a prohibited event. A prohibited event is a purported transfer of stock or other event that will, if effective, result in any of the following:

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  a person owning stock in excess of the ownership limit as determined in accordance with our Charter or owning (directly or indirectly) more than a specified percentage of our common stock as determined in accordance with our Charter (that person's "percentage limitation");

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  shares of our common stock and preferred stock being owned by fewer than 100 persons (determined without reference to any rules of attribution);

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  our becoming "closely held" under Section 856(h) of the Code (determined without regard to Code Section 856(h)(2) and by deleting the words "the last half of" in the first sentence of Code Section 542(a)(2) in applying Code Section 856(h)); or

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  our disqualification as a REIT.

        Outstanding excess shares will be held in trust. The trustee of the trust will be appointed by us and will be independent of us, any purported record or beneficial transferee and any beneficiary of such trust (the "beneficiary"). The beneficiary will be one or more charitable organizations selected by the trustee.

        Our Charter further provides that excess shares are entitled to the same dividends as the shares of stock exchanged for excess shares (the "original shares"). The trustee, as record holder of the excess shares, is entitled to receive all dividends and distributions in respect of the excess shares as may be authorized by the board of directors and declared by us and will hold the dividends or distributions in trust for the benefit of the beneficiary. The trustee is also entitled to cast all votes that holders of the excess shares are entitled to cast. Excess shares in the hands of the trustee will have the same voting rights as original shares. Upon our liquidation, dissolution or winding up, each excess share will be entitled to receive ratably with each other share of stock of the same class or series as the original shares, the assets distributed to the holders of the class or series of stock. The trustee will distribute to the purported transferee the amounts received upon our liquidation, dissolution or winding up, but only up to the amount paid by the purported transferee, or the market price for the original shares on the date of the purported transfer, if no consideration was paid by the transferee, and subject to additional limitations and offsets set forth in our Charter.

        If, after the purported transfer or other event resulting in an exchange of stock for excess shares, dividends or distributions are paid with respect to the original shares, then the dividends or distributions will be paid to the trustee for the benefit of the beneficiary. While excess shares are held in trust, excess shares may be transferred by the trustee only to a person whose ownership of the original shares will not result in a prohibited event. At the time of any permitted transfer, the excess shares will be automatically exchanged for the same number of shares of the same type and class as the original shares. Our Charter contains provisions that prohibit the purported transferee of the excess shares from receiving in return for the transfer an amount that reflects any appreciation in the original shares during the period that the excess shares were outstanding. Our Charter requires any amount received by a purported transferee in excess of the amount permitted to be received to be paid to the beneficiary.

        Our Charter further provides that we may purchase, for a period of 90 days during the time the excess shares are held in trust, all or any portion of the excess shares at the lesser of the price paid for the stock by the purported transferee (or if no consideration was paid, the market price at the time of such transaction) or the market price of the relevant shares as determined in accordance with the Charter. The 90-day period begins on the date of the prohibited transfer if the purported transferee gives notice to the board of directors of the transfer or, if no notice is given, the date the board of directors determines in good faith that a prohibited transfer has been made.

        These provisions contained in our Charter will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Amendments to our Charter require the affirmative vote of at least two-thirds of the shares entitled to vote. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of the board of directors.

        All certificates representing shares of our common stock and preferred stock bear a legend referring to the restrictions described above.

        All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of our outstanding stock must file an affidavit with us containing the information specified in our Charter within 30 days after January 1 of each year. In addition, these and other significant stockholders are required, upon demand, to disclose to us in writing the information with respect to their direct, indirect and constructive ownership of shares of our capital stock that our board of directors deems necessary to comply with the provisions of the Code applicable to a REIT.

Restrictions on Transfer and Ownership

        For us to qualify as a REIT under the Code, both of the following conditions relating to ownership of shares must be satisfied:

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  not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer "individuals" (as defined under the Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year; and

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  shares of our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

Our Charter Restricts the Ownership and Transfer of Shares of Our Capital Stock

        Subject to exceptions specified in our Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than the ownership limit. The attribution provisions are complex and may cause stock owned directly or indirectly by a group of related individuals or entities to be deemed to be owned by one individual or entity. As a result, the acquisition of less than 5% in value or in number of shares of stock (or the acquisition of an interest in an entity which owns stock) by an individual or entity could cause that individual or entity (or another individual or entity) to be deemed to own in excess of 5% in value or in number of shares of our outstanding capital stock, and thus subject that stock to the ownership limit. The board of directors, in its sole discretion (subject to certain limitations), may waive the ownership limit with respect to our stockholders, but is under no obligation to do so. As a condition of a waiver of the ownership limit, the board of directors may require a ruling of the IRS, opinions of counsel or other evidence satisfactory to it. Our Charter excludes from the ownership limit some persons and their respective families and affiliates, but provides that no excluded participant may own (directly or indirectly) more than the excluded participant's percentage limitation, as described under "—Issuance of Excess Shares."

        Our Charter provides that any purported transfer or issuance of shares, or other event, will be null and void if it results in a prohibited event. The intended transferee or purported owner in a transaction that results in a prohibited event will not acquire, and will retain no rights to, or economic interest in, those shares of stock. See "—Issuance of Excess Shares."

Stockholder Rights Plan, Selected Provisions of Maryland Law and of Our Charter and Bylaws

        In addition to the ownership limit, certain provisions of our Charter and bylaws and our stockholder rights plan may delay, defer or prevent a change of control or other transaction in which holders of some, or a majority, of our common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests. The following paragraphs summarize a number of these provisions, as well as selected provisions of the Maryland General Corporation Law.

Stockholder Rights Plan

        On November 10, 1998, we adopted a preferred share purchase rights plan (the "rights plan") and authorized a dividend distribution of one preferred share purchase right on each outstanding share of our common stock.

        The rights plan is designed to give the board of directors the time and opportunity to protect stockholder interests and encourage equal treatment of all stockholders in a takeover situation. The rights plan provides for a trigger percentage of 15% (with certain exceptions). In the event of a takeover attempt not approved by our board of directors, the holders of the rights may exercise them to purchase additional shares of our common stock at a 50% discount or, in the event of a "squeeze out" transaction where we would not be the surviving entity, acquire stock of the acquiror at a 50% discount.

        The rights plan will terminate on November 10, 2008 unless amended or extended prior to that date.

Staggered Board of Directors

        Under our Charter, the number of directors—currently nine—may be established in accordance with our bylaws. The Charter also provides that the directors are divided into three classes. Directors hold office for a term of three years and until their successors are duly elected and qualify. The classification of our board of directors may make the replacement of the majority of our incumbent directors more time consuming and difficult.

Advance Notice of Director Nominations and New Business; Procedures for Special Meetings Requested by Stockholders

        Our Charter and bylaws provide that for any stockholder proposal to be presented in connection with an annual meeting and our bylaws provide that for any stockholder proposal to be presented at a special meeting of stockholders, including a proposal to nominate a director, the stockholder must have given timely written notice of the proposal to the Secretary. The bylaws provide that nominations to the board of directors and the proposal of business to be considered by stockholders at an annual meeting of stockholders may be made only:

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  pursuant to our notice of the meeting;

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  by or at the direction of the board of directors; or

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  by a stockholder who is a stockholder of record at the time such stockholder gives the notice required by our bylaws, who is entitled to vote at the meeting and who has complied with the advance notice procedures, including minimum and maximum time periods, set forth in our Charter and bylaws.

        The Charter also provides that only the business specified in the notice of meeting may be brought before a special meeting of stockholders. Nominations of persons for election to the board of directors at a special meeting of stockholders may be made only:

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  pursuant to the notice of the meeting;

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  by or at the direction of the board of directors; or

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  if the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is a stockholder of record at the time such stockholder gives the notice required by the bylaws, who is entitled to vote at the meeting and who has complied with the advance notice provisions, including minimum and maximum time periods, set forth in the Charter or bylaws.

        The bylaws also contain special procedures applicable to a special meeting of stockholders that is called at the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

Exemptions for the Principals from the Maryland Business Combination Law

        Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

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  any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

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  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by two supermajority stockholder votes, unless, among other conditions, the holders of the corporation's common stock receive a minimum price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common stock. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation before the time that the interested stockholder becomes an interested stockholder. Furthermore, a person is not an interested stockholder if the transaction by which he or she would otherwise have become an interested stockholder is approved in advance by the board of directors.

        As permitted by Maryland law, the Charter exempts from these provisions any business combination between us and the principals and their respective affiliates or related persons. As a result, these persons may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance with the supermajority vote requirements and the other provisions of the statute.

Non-Stockholder Constituencies

        Under the Charter, for the purpose of determining our and our stockholders' best interests with respect to a proposed business combination or other transaction involving a change of control of us, the board of directors must give due consideration to all relevant factors, including, without limitation, the interests of our employees, the national economy, community and social interests and our and our stockholders' long-term as well as short-term interests, including the possibility that these interests may be best served by our continued independence.

Other Provisions of Our Charter

        The Charter authorizes the board of directors to classify and reclassify unissued shares and issue one or more series of common stock or preferred stock and authorize the creation and issuance of rights entitling holders thereof to purchase from us shares of stock or other securities or property.

Control Share Acquisitions

        Maryland law provides that the acquirer of certain levels of voting power in electing directors of a Maryland corporation (one-tenth or more but less than one-third, one-third or more but less than a majority and a majority or more) is not entitled to vote the shares in excess of the applicable threshold unless voting rights for the shares are approved at a meeting by holders of two-thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in the corporation's charter or bylaws adopted before the acquisition of the shares. The Charter exempts from these provisions voting rights of shares owned or acquired by the principals and their respective affiliates and related persons. The bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our capital stock. There can be no assurance that this bylaw will not be amended or eliminated in the future.

Amendment to Charter and Bylaws

        Amendments to the Charter require the affirmative vote of holders of not less than two-thirds of all the votes entitled to be cast on the matter. The board of directors has the exclusive power to adopt, alter or repeal any provision of the bylaws and to make new bylaws.

Director Removal

        Subject to the rights of holders of any series of preferred stock, the Charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

Our Dissolution

        Our dissolution must be approved by our board of directors and by the affirmative vote of not less than a majority of all of the votes entitled to be cast on the matter.

Supermajority Vote for Extraordinary Corporate Actions

        Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, or engage in a share exchange or in a similar extraordinary corporate action unless approved by the corporation's board of directors and the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Except for Article Ninth of the Charter, which provides that dissolution must be approved by the vote of holders of a majority of outstanding shares of our capital stock entitled to vote on the matter, our Charter does not provide for a lesser percentage in these situations.

Limitation of Liability of Directors

        The Charter includes provisions that limit the liability of our directors and officers to us and to our stockholders for money damages to the fullest extent permitted under Maryland law. The Charter also requires us to indemnify our present and former directors and officers to the maximum extent permitted under Maryland law. In addition, we have entered into indemnification agreements with our directors and some of our officers.

DESCRIPTION OF OUR COMMON STOCK

        Subject to the provisions of the Charter regarding excess shares (as described above), the holders of shares of our common stock have full voting rights, one vote for each share held of record. Subject to the provisions of the Charter regarding excess shares and the rights of holders of preferred stock, holders of our common stock are entitled to receive the dividends authorized by the board of directors out of funds legally available for this purpose. Upon our liquidation, dissolution or winding up (but subject to the provisions of the Charter and the rights of holders of preferred stock), the assets legally available for distribution to holders of our common stock will be distributed ratably among the holders of such common stock. Except as set forth in the stockholder rights plan, holders of our common stock have no preemptive or other subscription or conversion rights and no liability for further calls upon shares. Our common stock is not subject to assessment.

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

        Under Maryland law and the bylaws, stockholders are entitled to receive prior notice of annual and special meetings of stockholders. Notice is given to a stockholder when it is personally delivered to him or her, left at his or her residence or usual place of business, mailed to him or her at his or her address as it appears on our records or transmitted to him or her by electronic mail or other electronic means.

REDEMPTION OF COMMON UNITS OR CPUS

        At any time on or after April 25, 2006, holders of common units may require MACWH to redeem all or a portion of such holder's common units for cash based on the 10-day average trading price of an equal number of shares of our common stock (subject to equitable adjustment for customary changes in capitalization), plus an amount equal to certain unpaid distributions, if any, attributable to the common units being redeemed. Alternatively, we may elect in our sole discretion to purchase common units offered for redemption for the same cash amount or an equal number of shares of our common stock (subject to the same adjustments).

        At any time on or after April 25, 2006, holders of certain CPUs may require MACWH to redeem all or a portion of such CPUs for cash based on the 10-day average trading price of an equal number of shares of our common stock (subject to equitable adjustment for customary changes in capitalization) multiplied by a conversion rate of approximately 0.83333, plus an amount equal to certain unpaid distributions, if any, attributable to the CPUs, and plus a pro-rated amount attributable to distributions on such CPUs for the most recent quarter end. Alternatively, we may elect in our sole discretion to purchase CPUs offered for redemption for either the same cash amount or a number of shares of our common stock determined pursuant to an approximate 0.83333 exchange rate (i.e., approximately 0.8333 share of our common stock for each CPU redeemed).

        If we elect to purchase the common units or CPUs offered for redemption, we must notify the redeeming holder within a fixed time period, MACWH will not be obligated to satisfy the redemption right of the redeeming holder and, for tax purposes, we will treat the transaction between us and the redeeming holder as a sale by the redeeming holder. A holder may not exercise the redemption right for less than 1,000 common units or CPUs, or, if such holder holds less than 1,000 common units or CPUs, all of the common units or CPUs held by the holder. The redeeming holder will have no right, with respect to any common units or CPUs so redeemed, to receive any distributions paid on or after the specified redemption date (unless MACWH or, if applicable, we shall have failed to redeem or purchase the common units or CPUs to be redeemed as of such time). See also "Description of Common Units and CPUs—Redemption and Conversion" for other special redemption rights and limitations.

Redemption Procedures

        A holder may exercise the right to redeem common units or CPUs by providing to MACWH and us an appropriate notice, as described in the limited partnership agreement of MACWH, or the Partnership Agreement. A holder may also be required to furnish certain other certificates and forms. The Partnership Agreement establishes some limitations on the right to redeem common units and CPUs. See "Description of Common Units and CPUs—Redemption and Conversion."

        Once we receive a notice of redemption with respect to common units or CPUs, we will determine whether to redeem the tendered common units or CPUs for cash or for shares of common stock or whether MACWH will redeem the tendered common units or CPUs. Any shares of common stock that we issue will be validly issued, fully paid and nonassessable.

        When a holder redeems common units or CPUs, the holder's right to receive distributions on the common units or CPUs so redeemed will cease for all periods thereafter. No redemption can occur if delivery of common units or CPUs on the specified date to the holder seeking redemption would be prohibited under the Charter, the Partnership Agreement or applicable federal or state securities laws.

Registration Rights

        We have filed this prospectus supplement pursuant to our obligations under a registration rights agreement entered into with various persons on April 25, 2005 in connection with our acquisition of

Wilmorite Properties, Inc. and Wilmorite Holdings, L.P. Under the agreement, we are obligated to use our reasonable best efforts to keep the registration statement continuously effective until all holders have tendered for redemption their outstanding common units or CPUs. We have no obligation under the agreement to retain any underwriter to effect the sale of the shares covered thereby, and this prospectus supplement is not available for use for an underwritten public offering of such shares.

        We have the right under the registration rights agreement to defer the updating of the registration statement of which this prospectus supplement is a part or suspend sales under the registration statement for a period of not more than 105 days during any one-year period ending on December 31, if we furnish to the related holders of common units or CPUs a certificate signed by one of our executive officers or any of our directors that, in our good faith judgment, it would be detrimental to us or our stockholders to amend the registration statement at that time or to continue sales under the registration statement, and, therefore, we have elected to defer the amendment of the registration statement or suspend sales under the registration statement of which this prospectus supplement is a part. We also have the right to require such holders not to make any public sale of our common stock during the 15-day period prior to, and during the 90-day period beginning on, the date of pricing of any registered offering of our securities.

        Pursuant to the registration rights agreement, we agreed to pay all expenses of effecting the registration of securities covered by this prospectus supplement (other than underwriting discounts, selling commissions and stock transfer taxes, if any).

Certain Tax Considerations of Redemption of Common Units and CPUs

        The following discussion summarizes certain of the material U.S. federal income tax considerations that may be relevant to a holder who receives our stock upon redemption of his, her or its common units or CPUs. This discussion applies only to beneficial owners of common units or CPUs that are U.S. persons (as defined in Section 7701 of the Code and the United States Treasury Department, or Treasury, regulations promulgated thereunder) and who hold their existing units as a capital asset in circumstances where we elect to deliver our stock in connection with the redemption transaction. If a partnership, or entity treated as a partnership for U.S. federal income tax purposes, holds common units or CPUs, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. The rules governing the taxation of partners and partnerships are extraordinarily complex and the following discussion represents only a general summary of certain aspects of those rules as applied to certain redemptions. Because this section is a general summary only, it does not address all of the potential tax issues which may be relevant to a holder of common units or CPUs in light of his, her or its particular circumstances. Further, this section does not address any state, local or foreign tax considerations. The discussion in this section is based on and is qualified in its entirety by the Code, its legislative history, administrative pronouncements, judicial decisions and Treasury regulations, all as in effect on the date hereof. Subsequent changes to any of the above may affect the U.S. federal income tax considerations described in this section, possibly on a retroactive basis. A holder should also review the discussion under "Certain United States Federal Income Tax Considerations" herein regarding certain of the U.S. federal income tax considerations of holding and selling shares of our common stock.

        HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSIDERATIONS TO THEM OF REDEEMING COMMON UNITS OR CPUs, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSIDERATIONS OF REDEEMING COMMON UNITS OR CPUs IN THEIR PARTICULAR CIRCUMSTANCES AND POTENTIAL CHANGES IN APPLICABLE LAWS.

        If a holder of common units or CPUs receives our stock in exchange for a unit in connection with a redemption, the holder generally should be treated as if the holder sold the unit in a fully taxable transaction for U.S. federal income tax purposes. In this regard, the Partnership Agreement provides that we, MACWH and the holder will treat the transaction between the holder and us as a sale of common units or CPUs, as the case may be, for federal income tax purposes.

        If a holder redeems common units or CPUs in a manner that is treated as a sale of the common units or CPUs, the holder's gain or loss from the redemption generally will be equal to the difference between (i) the amount considered realized for tax purposes; and (ii) the holder's tax basis in the common units or CPUs. A holder generally will be treated as realizing for tax purposes an amount equal to the sum of (x) the fair market value of our common stock received plus (y) the amount of MACWH liabilities that will cease to be considered allocable to such holder following the transaction, which may include MACWH's share of liabilities of certain entities in which it owns an interest. Depending on a holder's circumstances, gain may be recognized and the amount of gain recognized, or even the tax liability resulting from that gain, could exceed the value of our common stock received.

        Except as described below, any gain recognized upon a redemption of common units or CPUs will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the redemption of a common unit or CPU is attributable to a holder's share of "unrealized receivables" of MACWH, as defined in Section 751 of the Code, and such amount exceeds the basis attributable to those assets, this excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if MACWH had sold its assets at their fair market value at the time of the redemption of a common unit or CPU.

        For non-corporate holders, the current maximum rate of tax on the net capital gain from the sale or exchange of a capital asset held for more than one year is 15%. Holders should consult their own tax advisors regarding the determination of the holding period in their common units or CPUs, including on account of principles under Treasury regulations under Section 1223 of the Code. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than one year is 25% to the extent of the prior deductions for depreciation that are not otherwise recaptured as ordinary income under the existing depreciation recapture rules.

        In general, a holder will receive a tax basis in our common stock received in the redemption transaction equal to its fair market value when received.

DESCRIPTION OF COMMON UNITS AND CPUS

        The material terms of the common units and CPUs, including a summary of certain provisions of the Partnership Agreement, as in effect as of the date of this prospectus supplement, are set forth below. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the Partnership Agreement. For a comparison of the voting and other rights of holders of common units and CPUs, whom we refer to as unitholders or limited partners, and our stockholders, see "Comparison of Ownership of Common Units and CPUs and Our Shares."

Rank

        As general partner, Walleye Retail Investments LLC, or Walleye, is authorized, in its sole discretion, to cause MACWH to issue additional common units, CPUs or other limited partnership interests in MACWH for any partnership purpose at any time to the limited partners or to other persons on terms established by the general partner within the boundaries set forth in the Partnership Agreement. MACWH may also issue preferred partnership units, having such rights, preferences and other privileges, variations and designations as the general partner may determine in its sole and absolute discretion, as provided in the Partnership Agreement.

Dividends

        Subject to certain limitations, common units will receive a quarterly distribution that will track, in part, quarterly dividends made on our common stock on an as-converted basis. CPU holders will receive a quarterly distribution comprised of both a fixed component and a component that floats with the regular dividend paid on shares of our common stock. See "Comparison of Ownership of Common Units and CPUs and Our Shares—Nature of Investment."

Redemption and Conversion

        Limited partners have certain rights under the Partnership Agreement to redeem their common units and CPUs.

  Rochester Redemption Right of Holders of Participating CPUs

        Certain CPUs, which we refer to as the participating CPUs, have the benefit of a special redemption right, which we refer to as the Rochester redemption right, related to five properties of MACWH: Eastview Mall, Eastview Commons, Greece Ridge Center, Marketplace Mall and Pittsford Plaza (together, the Rochester portfolio). The holders of the participating CPUs have the right (the "Rochester redemption right") as a group, exercisable within a three-month period beginning on August 31, 2007, to redeem a fixed number of their participating CPUs (subject to adjustment as specified in the Partnership Agreement), in exchange for an in-kind distribution of all of the interests in the entity holding the Rochester portfolio. If this Rochester redemption right is not exercised, MACWH will have the right, exercisable within a three-month period beginning on December 1, 2009, to exercise its right (the "Rochester call right") to require the holders of the participating CPUs as a group to take the Rochester portfolio in exchange for the same fixed number of the participating CPUs that would have been exchanged upon the exercise of the Rochester redemption right, subject to certain adjustments. The participating CPUs are subject to a lock-out of the redemption right and conversion right described below until the earlier of August 31, 2010 or the waiver or termination by MACWH of its Rochester call right.

  General Redemption Right for Units of MACWH

        Each holder of common units or CPUs (other than us, Walleye, Macerich Partnership or our or their respective subsidiaries or affiliates or any transferee of Walleye) has a right to require MACWH to redeem all or a portion of the common units or CPUs held by such limited partner. However, we have the right to purchase the units offered for redemption for cash or shares of our common stock. See "Redemption of Common Units or CPUs." Holders of the participating CPUs may not exercise this redemption right with regard to participating CPUs until the earlier of August 31, 2010 or the waiver or termination by MACWH of its Rochester call right.

  CPU Conversion Right

        The holders of CPUs have a conversion right pursuant to which limited partners may convert all or a portion of their CPUs into common units of MACWH at any time. In the event of such conversion, the CPUs will be converted to common units by multiplying the number of CPUs to be converted by a conversion rate equal to approximately 0.83333 (as may be adjusted for certain dividends, subdivisions or combinations of common units). Holders of the participating CPUs may not exercise this conversion right until the earlier of August 31, 2010 or the waiver or termination by MACWH of its Rochester call right.

  Special Redemption Right for CPUs

        The holders of CPUs, other than with respect to the participating CPUs, will have a special redemption right for a 30-day period commencing on April 25, 2012 to have all or a portion of their CPUs redeemed by MACWH for cash in the amount of, or, at the election of MACWH, common units of MACWH with a value equal to, $53.0315 per unit, subject to certain adjustments. We, at our election, may assume MACWH's obligation under this special redemption right and may elect to satisfy such obligation either in cash or shares of our common stock with a value equal to $53.0315 per unit, subject to certain adjustments. The aggregate amount of CPUs redeemed in this manner may not exceed $75,000,000. Holders of the participating CPUs may not exercise this special redemption right with regard to their participating CPUs at any time.

  Forced Conversion Right of MACWH

        During the same 30-day period commencing on April 25, 2012, MACWH will have the right to require the limited partners holding CPUs to convert all of their nonparticipating CPUs for that number of common units of MACWH with a value equal to $82.3548, subject to adjustment, per CPU to be redeemed. At any time prior to the effective date listed in the forced conversion notice, the limited partners holding such CPUs may exercise their right to convert all or a portion of such CPUs into common units of MACWH.

  Forced and Voluntary Exchange for Units of Macerich Partnership

        Holders of common units may, at specified times, exchange their common units for common units of Macerich Partnership on a one-for-one basis (subject to equitable adjustments for customary changes in capitalization). For a period of 12 months beginning on April 25, 2008, each holder of common units may exchange up to 50% of the common units held by such holder for common units of Macerich Partnership on a one-for-one basis, and between June 1, 2011 and May 30, 2012, each holder of common units may exchange all or part of the remaining common units held by such holder for the common units of Macerich Partnership on a one-for-one basis.

        CPU holders may, at specified times, exchange their CPUs for a new class of partnership units of Macerich Partnership with materially similar terms to the CPUs (including the special redemption right and forced conversion right described above) on a one-for-one basis (subject to equitable adjustments for customary changes in capitalization). For a period of 12 months beginning on April 25, 2008, each CPU holder may exchange up to 50% of the CPUs (other than participating CPUs in the Rochester redemption right) held by such holder for the applicable new class of partnership units of Macerich Partnership on a one-for-one basis, and between June 1, 2011 and May 30, 2012, each CPU holder may exchange all or part of the remaining CPUs held by such holder for the applicable new class of partnership units of Macerich Partnership on a one-for-one basis.

        Between June 1, 2011 and May 30, 2012, Macerich Partnership or MACWH will have the right to cause each limited partner (other than us, Walleye, Macerich Partnership, or our or their respective subsidiaries or affiliates or any transferee of Walleye) to exchange such limited partner's CPUs or common units for the applicable new classes of partnership interests in Macerich Partnership on a one-for-one basis (subject to equitable adjustments for customary changes in capitalization).

Transfer Restrictions

        A limited partner (other than us, Walleye, Macerich Partnership or any of our or its respective subsidiaries or affiliates) may not transfer (including any sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by operation of law or otherwise) all or any portion of its common units or CPUs (or economic rights as a limited partner) without the prior written consent of Walleye, which consent may be given or withheld in Walleye's sole and absolute discretion. Additionally, Walleye may prohibit any transfer of partnership interests by a limited partner if such a transfer would require the filing of a registration statement under the Securities Act or would violate federal or state securities laws.

        After giving Walleye five business days written notice and such information about the transferee as Walleye may reasonably request in order to determine, among other things, that the transfer is not a transaction that might jeopardize our REIT status, a limited partner may transfer its common units or CPUs to a person who is, at the time of the transfer, a limited partner, a person who is a member of such limited partner's family group, a person who or which is an affiliate of such limited partner, or any lenders to such limited partner through a pledge of such limited partner's partnership interest (provided, however, that no limited partner may pledge, encumber, hypothecate or mortgage any of its common units or CPUs without the prior consent of Walleye, such consent not to be unreasonably withheld or delayed). Notwithstanding a limited partner's ability to pledge its partnership interests, Walleye's consent is required to transfer any common units or CPUs to (a) a lender to MACWH or (b) any person who is related (within the meaning of Section 1.752-4(b) of the Code) to any lender to Walleye whose loan constitutes a non-recourse liability. Such consent may be given or withheld by Walleye in its sole and absolute discretion.

        In addition, a limited partner may not transfer its common units or CPUs to any person, including a redemption or exchange under the Partnership Agreement, if it would have certain adverse legal or regulatory effects on us, Macerich Partnership or MACWH.

COMPARISON OF OWNERSHIP OF COMMON UNITS AND CPUS AND OUR SHARES

        The information below highlights a number of the significant differences and similarities between MACWH and our Company relating to, among other things, form of organization, investment objectives, policies and restrictions, asset diversification, capitalization, management structure, duties, liability, exculpation and indemnification of the general partner and the directors and investor voting and other rights. These comparisons are intended to assist you in understanding how the holder's investment will be changed if the holder redeems common units or CPUs and receives our stock. THE DISCUSSION BELOW IS ONLY A SUMMARY OF THESE MATTERS, AND A HOLDER SHOULD CAREFULLY REVIEW THE BALANCE OF THIS PROSPECTUS SUPPLEMENT FOR ADDITIONAL IMPORTANT INFORMATION.

Form of Organization and Purposes

  MACWH

        MACWH is a limited partnership organized under the laws of the State of Delaware. MACWH primarily owns interests in regional malls and community shopping centers. MACWH may also invest in other types of assets and in any geographic areas that its general partner deems appropriate. We, as general partner of Macerich Partnership, the indirect parent company of MACWH, will cause MACWH to conduct the business of MACWH in a manner intended to permit us to be classified as a REIT under the Code.

  Our Company

        We are a Maryland corporation organized under the Maryland General Corporation Law. We are a self-administered and self-managed REIT. Although we currently intend to continue to qualify as a REIT under the Code and to operate as a self-administered REIT, we are not under any contractual obligation to continue to qualify as a REIT, and we may discontinue this qualification or mode of operation in the future. Although we have no intention of ceasing to qualify as a REIT, some other real estate companies that previously operated as REITs have chosen to cease to qualify as REITs. Except as otherwise permitted in the partnership agreement of Macerich Partnership, we are obligated to conduct our activities through Macerich Partnership. We are the sole general partner of Macerich Partnership.

Nature of Investment

  MACWH

        The common units and CPUs constitute equity interests entitling each limited partner in MACWH to a share of cash distributions made to the limited partners in MACWH.

        Subject to certain limitations, common units in MACWH receive a quarterly distribution, or common distribution amount, which will track, in part, quarterly dividends made on our common stock on an as-converted basis.

        CPU holders in MACWH receive a quarterly distribution, or CPU return amount, comprised of both a fixed component and a component that floats with the regular dividend paid on shares of our common stock. The determination of the CPU distribution differs depending on whether the CPUs are participating or nonparticipating CPUs. The holders of participating CPUs are entitled to a quarterly distribution with respect to the participating CPUs that they hold in an amount equal to $0.717485 per unit plus 80% of the amount, if any, by which our regular quarterly dividend exceeds $0.65 plus approximately 0.275956 multiplied by our regular quarterly dividend. All holders of nonparticipating CPUs are entitled to a quarterly distribution with respect to the nonparticipating CPUs that they hold in an amount equal to approximately $0.896856 per unit plus the amount by which our regular quarterly dividend exceeds $0.65.

        Subject to certain exceptions, the general partner generally must, at least quarterly, distribute 100% of the available cash generated by MACWH during the previous full calendar quarter or shorter period as follows:

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  first, to the CPU holders who are partners on the applicable partnership record date for such distribution, pro rata to such CPU holders in proportion to the cumulative unpaid CPU return amount (as described in more detail above), if any, of each such CPU holder until the cumulative unpaid CPU return amount of each CPU holder is reduced to zero;

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  second, to the CPU holders who are partners on the applicable partnership record date for such distribution, pro rata to such CPU holders in proportion to the CPU return amount (as described in more detail above) of each such CPU holder, until each such CPU holder has received an amount equal to the CPU return amount with respect to such distribution;

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  third, to the common unitholders (other than us, Walleye, Macerich Partnership or any of our or their respective subsidiaries or affiliates or any transferee of Walleye) who are partners on the applicable partnership record date for such distribution, pro rata among them in proportion to the cumulative unpaid common distribution amount, if any, of each such common unitholder until the cumulative unpaid common distribution amount of each such common unitholder is reduced to zero;

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  fourth, to the common unitholders (other than us, Walleye, Macerich Partnership or any of our or their respective subsidiaries or affiliates or any transferee of Walleye) who are partners on the applicable partnership record date for such distribution, pro rata among such common unitholders in proportion to the common distribution amount, if any, of each such common unitholder, until each such common unitholder has received an amount equal to the common distribution amount with respect to such distribution; and

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  thereafter and without limitation, one hundred percent (100%) to us, Walleye, Macerich Partnership, and our and their respective subsidiaries and affiliates or any transferee of Walleye (and any permitted transferee) pro rata in proportion to the common units held by us, Walleye, Macerich Partnership and our and their respective subsidiaries and affiliates or any transferee of Walleye (and any permitted transferee).

        Notwithstanding the foregoing order of distributions, in no event may a partner receive a distribution with respect to a common unit or CPU if and to the extent that such common unit or CPU has been redeemed or exchanged prior to the applicable partnership record date for such distribution, or, in general, such CPU has been redeemed prior to the distribution date for such distribution. For example, if a partner receives a unit of our common stock upon redemption of its common unit in MACWH, that partner cannot receive both (a) a distribution with respect to that common unit and (b) a dividend with respect to our common stock for the quarter in which such common unit of MACWH was redeemed.

        No interest will be paid on accrued but unpaid CPU return amounts and common unit distribution amounts. MACWH will not pay any "subordinated amounts" unless and until the cumulative unpaid common distribution amounts and the common distribution amounts of all of the holders of common units (other than us, Walleye, Macerich Partnership or any of our or their respective subsidiaries or affiliates or any transferee of Walleye) have been paid. Subordinated amounts are amounts owed to or being paid to Walleye or any of its respective subsidiaries or affiliates or any transferee of Walleye by MACWH, including (a) any payment of principal or interest with respect to any indebtedness; (b) any payments with respect to any reimbursement of expenses incurred by us, Walleye or any of our or its respective subsidiaries or affiliates or any transferee of Walleye; (c) any compensation paid by

MACWH to us, Walleye or any of our or their respective subsidiaries or affiliates or any transferee of Walleye for services rendered.

        MACWH, and Walleye on behalf of MACWH, will not be required to make a distribution to any limited partner on account of its interest in MACWH if such distribution would violate Delaware law or other applicable law. However, any amounts not paid for such reasons will continue to accumulate as cumulative unpaid CPU return amount or cumulative unpaid common distribution amount, as applicable.

  Our Company

        Our common stock constitutes equity interests in our Company. We are entitled to receive our proportionate share of distributions made by Macerich Partnership with respect to the common units owned by us. The dividends payable to holders of our stock will generally correspond to the distributions received by us from Macerich Partnership. However, dividends payable by us are only paid if, when and as authorized by the Board of Directors and declared by us out of assets legally available to pay dividends. Each holder of common stock is entitled to his or her proportionate share of any dividends or distributions paid with respect to the common stock held, subject to the preferences on dividends and distributions of the preferred stock issued and outstanding. Dividends on the common stock and other distributions, including purchases by us of common stock, may be made only if full cumulative dividends have been declared and paid on any preferred stock or set aside for payment and there are no arrearages in any mandatory sinking fund on outstanding preferred stock. See our Charter and the applicable Articles Supplementary for information regarding the preferences of our Series A Preferred Stock and Series D Preferred Stock, each of which is incorporated by reference as an exhibit to the registration statement of which this prospectus supplement is a part. To qualify as a REIT, we must distribute to our stockholders at least 90% of our taxable income, excluding capital gains, and corporate income tax will apply to any taxable income, including capital gains, not distributed.

Length of Investment

  MACWH

        MACWH has a stated term expiring on December 31, 2099 or earlier upon the happening of certain events, including, at the election of Walleye, if certain conditions described in the Partnership Agreement are satisfied, any event which causes Walleye to cease to be the general partner of MACWH (unless MACWH is continued in accordance with applicable law), disposition of all of MACWH's assets, or dissolution of MACWH by a court of competent jurisdiction. MACWH has no specific plans for disposition of its assets. MACWH is a vehicle for holding a portfolio of investments in the real estate market.

  Our Company

        Our Company has a perpetual term, and we intend to continue our operations for an indefinite time period. Under the Charter, the dissolution of our Company must be approved by the affirmative vote of the holders of not less than a majority of the shares of common stock entitled to vote on dissolution. We have an indirect interest in the properties and assets owned by Macerich Partnership and its affiliates. Our common stockholders are expected to realize liquidity of their investments by trading their common stock.

Liquidity

  MACWH

        Neither the common units nor the CPUs have been registered under the Securities Act or any state securities laws and therefore may not be sold, pledged, hypothecated or otherwise transferred unless first registered under the Securities Act and any applicable state securities laws, or unless an exemption from registration is available. Common units and CPUs also may not be sold or otherwise transferred unless the other transfer restrictions discussed below have been satisfied. We and MACWH do not intend to register the common units or CPUs under the Securities Act or any state securities laws.

        The Partnership Agreement provides that, without the consent of Walleye, limited partners may not in any way dispose of their interest in MACWH, other than to affiliates in accordance with the provisions and subject to the limitations in the Partnership Agreement. See "Description of Common Units and CPUs—Transfer Restrictions."

  Our Company

        Any common stock issued upon redemption of common units will be registered under the Securities Act and be transferable, as long as the stockholder complies with the ownership limits in the Charter. Our common stock is currently listed on the New York Stock Exchange under the ticker symbol "MAC." The future breadth and strength of this secondary market for our common stock will depend, among other things, upon the amount of common stock outstanding, our financial results and prospects, the general interest in our real estate investments and real estate investments in general, and our dividend yield compared to that of other debt and equity securities.

Potential Dilution of Rights

  MACWH

        Subject to certain limitations on the ability to issue units to us, Macerich Partnership or any direct or indirect subsidiary or affiliate of Macerich Partnership, Walleye can cause MACWH to issue additional units to the partners (including itself) or other persons for the consideration and on the terms and conditions that the general partner deems appropriate. These additional units may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties as the general partner may determine in its sole and absolute discretion subject to Delaware law. The interests of the limited partners in any cash available for distribution may be diluted if MACWH issues additional common units, CPUs or other ownership units.

  Our Company

        Our Board of Directors may, in its discretion, authorize the issuance of additional common stock and, subject to the rights of preferred stockholders, other equity securities of our Company, including one or more classes or series of common or preferred stock, with the voting rights, dividend rates, preferences, subordinations, conversion or redemption prices or rights, maturity dates, distribution, exchange or liquidation rights or other rights that the Board of Directors may specify at the time. The issuance of additional equity securities, redemption or conversion of outstanding partnership units or preferred stock and the exercise of employee stock options may result in the dilution of the interests of the stockholders. As permitted by applicable Maryland law, the Charter contains a provision permitting the Board of Directors, without any action by our stockholders, to authorize the issuance of additional stock within the limits established in the Charter. Under the Charter, although our stockholders do not have any preemptive rights to subscribe to any securities of our Company, the Board of Directors is authorized to create such rights. Our stockholder rights plan also grants preemptive rights to stockholders in certain circumstances. See "Description of our Capital Stock—Selected Provisions of Maryland Law and of Charter and Bylaws—Stockholder Rights Plan."

Management Control

  MACWH

        As general partner, Walleye has the power to cause MACWH to enter into certain major transactions, including acquisitions, developments and dispositions of properties and, generally, the incurrence of indebtedness. The Partnership Agreement provides the general partner with broad powers to act in furtherance of the business purposes of MACWH, including all activities pertaining to the acquisition and operation of its properties, provided that MACWH does not take, or refrain from taking, any action which the general partner believes will adversely affect our ability to qualify as a REIT. Limited partners have no power to remove the general partner and no voting rights relating to the operation and management of MACWH, except in connection with certain amendments to the Partnership Agreement and certain specified restrictions. The Partnership Agreement places certain limits on the general partner's authority with regard to dissolving MACWH, transferring or assigning its general partnership interest in MACWH, disposing of all or substantially all of MACWH's assets, and commencing a voluntary proceeding or consenting to an involuntary proceeding seeking liquidation, reorganization or other relief under bankruptcy or insolvency law. The Partnership Agreement provides for certain restrictions on the management of the Rochester portfolio.

  Our Company

        Our Board of Directors has exclusive control over the management of our business and affairs, limited only by express restrictions in the Charter and bylaws, the partnership agreement of Macerich Partnership and applicable law. The Board of Directors is classified into three classes of directors. At each annual meeting of the stockholders of our Company, the successors of the class of directors whose terms expire at that meeting are elected. The policies adopted by the Board of Directors may be altered or eliminated without a vote of the stockholders. Stockholders have limited rights to make proposals that will be considered and voted on at stockholder meetings, including the right to nominate directors for election. Stockholder proposals must be approved by the requisite number of stockholder votes before they become binding on us. Accordingly, except for their vote in the elections of directors and limited rights to make proposals for consideration at stockholder meetings, stockholders have no control over our ordinary business policies.

        Because a portion of the Board of Directors is elected each year by the stockholders at our annual meeting and the stockholders have limited rights to make proposals for consideration at stockholder meetings, the stockholders have greater control over the management of us than the limited partners have over MACWH.

Duties of General Partner and Directors

  MACWH

        Under Delaware law, Walleye, as the general partner of MACWH, is accountable to MACWH as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the Partnership Agreement, Walleye is expressly under no obligation to consider the separate interests of the limited partners in deciding whether to cause MACWH to take or decline to take any action, and it is not liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by limited partners as a result of our decisions, provided that the general partner has acted in good faith and in accordance with the Partnership Agreement.

  Our Company

        Under Maryland law, our directors are required to perform their duties in good faith, in a manner that they reasonably believe to be in the best interests of the corporation and with the care of an ordinarily prudent person in a like position under similar circumstances. The Maryland General Corporation Law presumes that a director's standard of care has been satisfied.

Management Liability and Indemnification

  MACWH

        As a matter of Delaware law, Walleye, as the general partner of MACWH, has liability for the payment of the obligations and debts of MACWH unless this liability is limited by the terms of the obligations or debt. Under the Partnership Agreement, MACWH has agreed to indemnify Walleye, any director, officer, manager, trustee or general partner of Walleye, or any entity that directly or indirectly controls Walleye (including us and Macerich Partnership) from and against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and costs), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operation of MACWH as set forth in the Partnership Agreement in which such indemnified person may be involved, unless the act or omission was in bad faith or the result of active and deliberate dishonesty and was material to the action; the party seeking indemnification received an improper personal benefit; or in the case of any criminal proceeding, the party seeking indemnification had reasonable cause to believe the act or omission was unlawful. The Partnership Agreement provides that these indemnification rights are non-exclusive of any other rights to which those seeking indemnification may be entitled.

        MACWH may advance reasonable expenses incurred by an indemnified party before the final disposition of the proceeding, upon receipt by MACWH of an affirmation by the indemnified person of the indemnified person's good faith belief that it is entitled to indemnification and an undertaking by the indemnified person to repay the amount if it is ultimately adjudged not to have been entitled to indemnification.

  Our Company

        The Charter includes provisions that limit the liability of directors and officers to us and to our stockholders for money damages to the fullest extent permitted under Maryland law. The Charter also requires us to indemnify our present and former directors and officers to the maximum extent permitted under Maryland law. These provisions apply to officers and directors acting in their capacity as officers and directors of our Company or of any other entity at our request. Our Charter also requires us to make payments to our officers and directors for expenses they incur in advance of final determination of any claim or dispute for which they are seeking indemnification, in accordance with the procedures and to the full extent permitted by Maryland law. In addition, we have entered into indemnification agreements with some of our officers and directors.

        The Maryland General Corporation Law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; the director or officer actually received an improper personal benefit in money, property or services; or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the Maryland General Corporation Law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation, and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Liability of Investors

  MACWH

        Under the Partnership Agreement and applicable state law, the liability of the limited partners for MACWH's debts and obligations generally is limited to the amount of their investments in MACWH, together with their interest in MACWH's undistributed income, if any. Also, if any limited partner has guaranteed MACWH's indebtedness, as provided by the Partnership Agreement, the limited partner would be liable to the extent provided in its guaranty.

  Our Company

        Under the Maryland General Corporation Law, our stockholders are not liable for our debts and obligations. Their risk of loss is limited to the amount of their investments in our Company, together with their interest in our undistributed income, if any. The common stock, upon issuance in accordance with this prospectus supplement, will be fully paid and nonassessable. Thus, the limited partners in MACWH and our stockholders have substantially the same limited personal liability.

Voting Rights

  MACWH

        Under the Partnership Agreement, the limited partners have limited voting rights. The limited partners do not have voting rights relating to the operation and management of MACWH. In addition, the limited partners do not have the right to propose amendments to the Partnership Agreement, and certain types of amendments can be approved without the vote of the limited partners. However, certain amendments that would change the limited liability of a limited partner or change specified provisions in the Partnership Agreement with respect to distributions and allocations or the right to redeem units must be approved by each limited partner adversely affected by the amendment.

        Neither we, Macerich Partnership nor Walleye, as the general partner of MACWH, may engage in an extraordinary transaction, except, in any such case, (a) if such extraordinary transaction is a permitted extraordinary transaction, as described in the Partnership Agreement, or (b) if limited partners holding two-thirds-in-interest of the common units and CPUs (on an as-converted basis), other than partnership units held by us, Walleye or any of our or its respective subsidiaries or affiliates, consent to such extraordinary transaction. The following events will be deemed an extraordinary transaction with regard to us, Macerich Partnership or Walleye:

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  a merger (including a triangular merger), consolidation or other combination with or into another person (other than in connection with a change in our state of incorporation or organizational form or a merger with one of our direct or indirect subsidiaries);

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  the direct or indirect sale, lease, exchange or other transfer of all or substantially all of our or its assets in one transaction or a series of related transactions;

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  any reclassification, recapitalization or change of our or its outstanding equity interests (other than a change in par value, or from par value to no par value, or as a result of a stock split, dividend or similar subdivision); or

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  the adoption of any plan of liquidation or dissolution whether or not in compliance with the provisions of the Partnership Agreement.

  Our Company

        Our business and affairs are managed under the direction of our Board of Directors, which currently consists of nine members in three classes, each class having three-year staggered terms of office. One class is elected by the stockholders at each annual meeting of the holders of our common stock. Each share of common stock has one vote. Maryland law requires that certain major corporate transactions, including most amendments to the Charter, may be consummated only with the approval of stockholders. Our bylaws and Maryland law permit any action that may be taken at a meeting of stockholders to be taken without a meeting if a written consent to the action is signed by holders of all outstanding shares of capital stock having a right to vote on the action. Maryland law also permits the charter of a Maryland corporation to contain a provision permitting action to be taken by the written or electronic consent of the holders of common stock entitled to cast not less than the minimum number of votes that would be necessary to take the action at a stockholders meeting. Our Charter does not contain such a provision.

        In addition to common stock, we have authorized shares of Series A Preferred Stock, Series D Preferred Stock and Series C Preferred Stock. Currently, only shares of Series A Preferred Stock are issued and outstanding. The holders of Series C Preferred Stock, when and if issued, will be entitled to 100 votes per share on all matters submitted to a vote of the stockholders. The holders of Series A Preferred Stock and the holders of Series D Preferred Stock, when and if issued, have no right to vote, except as set forth below, and except that if and whenever four consecutive quarterly dividends payable on the Series A Preferred Stock or any series of stock on a parity with the Series A Preferred Stock (including the Series D Preferred Stock, if and when issued) are in arrears, whether or not the dividend was earned or declared, or if the dividend amount paid on our common stock is less than the threshold set in the Charter for four consecutive quarters, then the number of directors shall be increased by the greater of one director or 10% (rounded down to the nearest whole number), and the holders of the Series A Preferred Stock will have the right, voting together as a single class, to elect the additional director or directors.

        So long as any Series A Preferred Stock or Series D Preferred Stock, respectively, is outstanding, the affirmative vote of, for the Series A Preferred Stock, at least two-thirds of the series outstanding and, for the Series D Preferred Stock, a majority of the series outstanding, each voting as a separate class, will be necessary to materially and adversely affect or subordinate the rights and preferences of that series of preferred stock.

Amendment of the Partnership Agreement or our Charter

  MACWH

        As the general partner, Walleye generally has the power, without the consent of any limited partners, to amend the Partnership Agreement as may be required to reflect any changes that it deems necessary or appropriate in its sole discretion, provided that the amendment does not adversely affect or eliminate any right granted to a limited partner that is protected by special voting provisions. See "—Voting Rights."

  Our Company

        Under the Maryland General Corporation Law and the Charter, most amendments to the Charter will require the affirmative vote of the holders of at least two-thirds of the capital stock entitled to vote on the amendment. However, subject to the rights of any class or series of preferred stock, a majority of the entire board of directors may amend the Charter to change the name, change the name or designation or par value of any class or series of our stock and the aggregate par value of our stock and may supplement the Charter to designate new classes or series of common or preferred stock without stockholder approval.

Issuance of Additional Equity

  MACWH

        MACWH is generally authorized to issue common units, CPUs and other partnership interests, including partnership interests of different series or classes, as determined by Walleye as the general partner in its sole discretion. MACWH may issue common units, CPUs and other partnership interests to us, the general partner or any direct or indirect subsidiary or affiliate of the general partner as long as (a) we, the general partner, or the applicable subsidiary or affiliate makes a capital contribution to MACWH in an amount equal to the fair market value of such partnership unit or partnership interest (as determined in good faith by the general partner), or (b) such interests are issued to all of the partners in proportion to their respective interests in MACWH.

        Absent the consent of two-thirds-in-interest-of the limited partners (with CPUs voting on an as-converted basis), MACWH may not issue partnership units or partnership interests to us, the general partner or a subsidiary or affiliate thereof if such partnership units or partnership interests (a) would have distribution rights senior to the limited partners currently holding limited partnership units or (b) would have rights to net losses that would result in a change in the priority of allocation of net losses in a manner that adversely affects any of the limited partners holding limited partnership units prior to such issuance.

        No limited partner has any preemptive, preferential or other similar purchase right with respect to capital contributions or loans to MACWH or the issuance or sale of any partnership units or partnership interests.

  Our Company

        Subject to the rights and restrictions of any class or series of preferred stock, the Board of Directors may authorize the issuance, in its discretion, of additional common stock and other equity securities of our Company, including one or more classes of common or preferred stock, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as the Board of Directors may establish.

Borrowing Policies

  MACWH

        MACWH has no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of MACWH.

  Our Company

        We are not restricted under our Charter from borrowing. However, under the partnership agreement of Macerich Partnership, we, as general partner of Macerich Partnership, may not borrow money, except for the purpose of advancing funds to Macerich Partnership for any proper purpose of Macerich Partnership and except for certain loans from Macerich Partnership to our Company.

Permitted Investments

  MACWH

        MACWH's purpose is to conduct any business that may be lawfully conducted by a Delaware limited partnership, provided that this business is to be conducted in a manner that permits us to be qualified as a REIT, unless we otherwise consent or cease to qualify as a REIT. MACWH is authorized to perform any and all acts for the furtherance of the purposes and business of MACWH, including making investments or entering into joint ventures or partnerships.

  Our Company

        Under our Charter, we may engage in any lawful activity permitted by the Maryland General Corporation Law. Under the partnership agreement of Macerich Partnership, we, as the general partner of Macerich Partnership, must conduct all of our business activities through Macerich Partnership. However, we, as the general partner of Macerich Partnership, are also permitted to hold, directly or indirectly, up to a 1% interest in certain existing entities and may acquire an interest in other additional properties but only if Macerich Partnership is acquiring at least 99 times our proposed participation in the property.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes the material U.S. federal income tax considerations regarding our qualification and taxation as a REIT and the material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock. This discussion is based upon the provisions of the Code, the final and temporary Treasury regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor's decision to purchase shares of common stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts, or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold our common stock as part of a straddle, conversion transaction, or hedge, a holder who received our stock through the exchange of employee stock options or otherwise as compensation, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons whose "functional currency" is other than the U.S. dollar, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold our common stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code.

        The sections of the Code relating to qualification and operation as a REIT, and the U.S. federal income tax treatment of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and Treasury regulations.

        THIS SECTION IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU REGARDING THE PURCHASE, OWNERSHIP AND SALE OF THE COMMON STOCK BEING OFFERED BY THIS PROSPECTUS SUPPLEMENT. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR REGARDING THE IMPACT OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

Taxation of our Company

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 1994. We believe that we are organized and have operated in a manner which qualifies for taxation as a REIT under the Code. We further believe that our proposed future method of operation will enable us to continue to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income and distribution tests described below, and which depend, in part, on our operating results.

        We generally are not subject to U.S. federal income tax on the portion of our taxable income or capital gain that is distributed to stockholders annually as long as we qualify as a REIT. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results from investment in a corporation.

        Notwithstanding our qualification as a REIT, we are subject to U.S. federal income tax as follows:

  •
  we are taxed at normal corporate rates on any undistributed net income (including undistributed net capital gains);

  •
  if we fail to satisfy either the 75% or the 95% gross income tests (discussed below), but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of (1) the amount by which we fail the 75% test and (2) the excess of 90% (95% in taxable years beginning on or after January 1, 2005) of our gross income over the amount of gross income attributable to sources that qualify under the 95% test, in either case, multiplied by a fraction intended to reflect our profitability;

  •
  pursuant to provisions in recently enacted legislation, if we should fail to satisfy the asset or other requirements applicable to REITs, as described below, yet nonetheless maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax;

  •
  we are subject to a tax of 100% on net income from any "prohibited transaction;"

  •
  we are subject to tax, at the highest corporate rate, on net income from (a) the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property;

  •
  if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain income for the year and (3) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed plus (b) the amounts on which certain taxes are imposed on us;

  •
  if we acquire any asset from a "C corporation" (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during a ten-year period beginning on the date that we acquired the asset, then the asset's "built-in" gain generally will be subject to tax at the highest regular corporate rate;

  •
  we are subject to the corporate alternative minimum tax, as well as additional taxes if we find ourselves in situations not presently contemplated; and

  •
  a 100% tax may be imposed on certain transactions between a REIT and a taxable REIT subsidiary that do not reflect arm's length terms.

        Several of our management companies which are referred to as "taxable REIT subsidiaries," including Macerich Management Company and Westcor Partners, LLC, are taxed on their income at regular corporate rates. We use the calendar year both for U.S. federal income tax purposes and for financial reporting purposes.

Requirements for Qualification

        To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) assets tests and (d) annual distribution requirements.

        Organizational Requirements.    We must be organized as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

  (4)
  that is neither a financial institution nor an insurance company subject to specified provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, or by application of certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include some entities that would not ordinarily be considered "individuals"); and

  (7)
  that meets other tests, described below, regarding the nature of its income and assets.

        The Code provides that conditions (1) through (4) must be met during our entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Our Charter provides for restrictions regarding transfer of our capital stock, in order to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These transfer restrictions are described in "Description of Our Capital Stock—Restrictions on Transfer and Ownership."

        We are treated as having satisfied condition (6) above if we comply with the regulatory requirements to request information from our stockholders regarding their actual ownership of our stock, and do not know, or in exercising reasonable diligence would not have known, that we failed to satisfy this condition. If we fail to comply with these regulatory requirements for any taxable year we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed.

        Gross Income Tests.    We must satisfy the following two separate gross income tests each year:

  •
  75% Gross Income Test.    At least 75% of our gross income (excluding gross income from prohibited transactions) must consist of income derived directly or indirectly from investments relating to real property, mortgages on real property (generally including rents from real property, dividends from other REITs, and, in some circumstances, interest on mortgages), or some types of temporary investment income.

  •
  95% Gross Income Test.    At least 95% of our gross income (excluding gross income from prohibited transactions) must consist of items that satisfy the 75% gross income test and dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of these types of income).

        In the case of a REIT which is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for U.S. federal income tax purposes. Thus, our proportionate share of the assets, liabilities and items of income of Macerich Partnership and our property partnerships will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described in this prospectus supplement.

        Rents from Real Property.    Rents received by us qualify as "rents from real property" in satisfying the gross income tests described above if the following conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. An amount received or accrued generally is not excluded from the term "rents from real property" solely because the amount is based on a fixed percentage or percentages of receipts or sales. Second, we, or an owner of 10% or more of our equity securities, must not directly or constructively own 10% or more of a tenant. Third, if more than 15% of the total rent we receive under the lease is attributable to personal property leased in connection with a lease of real property, then the portion of rent attributable to that personal property does not qualify as "rents from real property." Finally, we generally must not operate or manage the property, or furnish or render services to the tenants of the property, other than through an independent contractor from whom we do not derive revenue. However, we may directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only or are not otherwise considered "rendered to the occupant" for its convenience. A de minimis amount of up to 1% of the gross income may be received by us from each property from the provision of non-customary services without disqualifying all other amounts received from that property as "rents from real property." However, the de minimis amount itself will not qualify as "rents from real property" for purposes of the 75% and 95% gross income tests. In addition, we may furnish certain services (including "non-customary" services) through a taxable REIT subsidiary, which includes a corporation other than a REIT in which we hold stock and that has made a joint election with us to be treated as a taxable REIT subsidiary. As previously mentioned above, a taxable REIT subsidiary is subject to U.S. federal income tax at regular corporate rates.

        For purposes of the above, rents received from a tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of "rents from real property" if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by our taxable REIT subsidiary are substantially comparable to rents by our other tenants for comparable space. Pursuant to the American Jobs Creation Act of 2004 (the "Jobs Act"), signed into law by President Bush on October 22, 2004, whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, or modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, under the Jobs Act if a lease with a "controlled taxable REIT subsidiary" is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled taxable REIT subsidiary" is a taxable REIT subsidiary in which we own stock representing more than 50% of the total voting power or value of the outstanding stock of such taxable REIT subsidiary. This provision is effective for taxable years beginning after December 31, 2000.

        Certain of our affiliates, including Macerich Property Management Company, LLC and Macerich Westcor Management, LLC, have provided and will continue to provide services with respect to the Centers (other than the Joint Venture Centers) and any newly-acquired, wholly-owned property of Macerich Partnership or certain of our property partnerships. We believe that all of the services so provided were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only. Therefore, the provision of those services will not cause the rents received with respect to the Centers or newly-acquired centers to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. In addition, we have elected taxable REIT subsidiary status with respect to certain of our affiliates. If Macerich Partnership or a property partnership contemplates providing services in the future that reasonably might be expected to fail the "usual or customary" standard, it will arrange to have those services provided by an independent contractor from which neither Macerich Partnership nor the property partnership receives any income, or one of our taxable REIT subsidiaries.

        Prohibited Transactions.    Net income from prohibited transactions is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We believe that none of the assets owned by Macerich Partnership, the property partnerships, or us are held for sale to customers. Further, the sale of any Center and associated property will not be in the ordinary course of business of Macerich Partnership, the relevant property partnership or us. We will attempt to comply with the terms of the safe harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. However, we may not always comply with the safe harbor and in the absence of the safe harbor whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the facts and circumstances, including those related to a particular property. As such, complete assurance cannot be given that we can comply with the safe harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business."

        Our investment in the Centers directly or indirectly through Macerich Partnership and property partnerships should give rise to qualifying income in the form of rents and gains on the sales of Centers. Substantially all income derived by us from our taxable REIT subsidiaries will be in the form of dividends on the stock and equity interests owned by Macerich Partnership. While these dividends only satisfy the 95% (and not the 75%) gross income test, we anticipate that non-qualifying income on our investments (including dividend income) will not result in our failing any of the gross income tests.

        Redetermined Rents.    Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by one of our taxable REIT subsidiaries, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where generally:

  •
  Amounts are received by a REIT for services customarily furnished or rendered in connection with the rental of real property. The Jobs Act, however, eliminated this safe harbor commencing with our taxable year beginning January 1, 2005;

  •
  Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

  •
  The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties, and the charges for such services are substantially comparable;

  •
  Rents paid to the REIT by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT's tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary, and the charge for services is separately stated; and

  •
  The taxable REIT subsidiary's gross income from the services is not less than 150% of the subsidiary's direct cost in furnishing or rendering the service.

        Relief Provisions for Failing the 75% or the 95% Gross Income Tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under provisions of the Code. Relief provisions are generally available if (1) our failure to meet the tests is due to reasonable cause and not willful neglect, (2) we attach a schedule of the sources of our income to our tax return, and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax.

        The Jobs Act, however, altered the requirements associated with the income tests relief provisions. Beginning on or after October 23, 2004, the relief provisions are available for any taxable year if:

  •
  following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with forthcoming Treasury regulations; and

  •
  our failure to meet these tests was due to reasonable cause and not willful neglect.

        However, it is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "—Taxation of our Company," even if the relief provisions apply, a tax will be imposed with respect to some or all of our excess nonqualifying gross income, reduced by approximated expenses.

        Asset Tests.    We must satisfy the following four tests relating to the nature of our assets at the close of each quarter of our taxable year:

  •
  at least 75% of the value of our total assets must be represented by real estate assets (including (1) our allocable share of real estate assets held by partnerships in which we own an interest, (2) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our company, cash, cash items and government securities and (3) stock in other REITs);

  •
  not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

  •
  of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets (unless the issuer is a taxable REIT subsidiary), and we may not own more than 10% of the vote or value of any one issuer's outstanding securities (unless the issuer is a taxable REIT subsidiary or we can avail ourselves of the rules relating to certain securities and "straight debt" summarized below); and

  •
  not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

        For purposes of these tests, the term "securities" does not include equity or debt securities of a qualified REIT subsidiary, mortgage loans that constitute real estate assets, other securities included in the 75% asset class above, or equity interests in a partnership. The term "securities," however, generally includes debt securities issued by a partnership or another REIT. However, under the Jobs Act, "straight debt" securities and certain other obligations, including loans to individuals or estates, certain specified loans to partnerships, certain specified rental agreements and securities issued by REITs are not treated as "securities" for purposes of the "10% value" asset test. "Straight debt" means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors (subject to certain specified exceptions), and (iii) the issuer is either not a corporation or partnership, or the only securities of the issuer held by us and certain of our taxable REIT subsidiaries, subject to a de minimis exception, are straight debt.

        Our investment in the Centers through our interest in Macerich Partnership and property partnerships will constitute qualified assets for purposes of the 75% asset test.

        The operating partnership owns 100% of the outstanding stock of Macerich Management Company, which has elected taxable REIT subsidiary status. In addition, we and the operating partnership own indirectly 100% of the interests in Westcor Partners, LLC, which also has elected taxable REIT subsidiary status. Because we have a partnership interest in the operating partnership, we are deemed to own our pro rata share of the assets of the operating partnership, including the securities of Macerich Management Company and the interests in Westcor Partners, LLC. Macerich Property Management Company, LLC and Macerich Westcor Management, LLC are both single member limited liability companies that are disregarded for U.S. federal income tax purposes.

        Because the management companies are either taxable REIT subsidiaries or are disregarded entities for U.S. federal income tax purposes, the operating partnership does not violate the limitation on holding more than 10% of the voting securities of any one issuer. In addition, not more than 20% of our total assets consists of securities issued by the management companies that have elected taxable REIT subsidiary status.

        The above asset tests must be satisfied not only on the date that we acquire, directly or through the operating partnership, securities in the applicable issuer, but also in each quarter we acquire any security or other property, including as a result of increasing our interest in the operating partnership. After initially meeting the asset tests at the beginning of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets or acquisition of sufficient qualifying assets within 30 days after the close of that quarter. Although we believe we have satisfied the asset tests and plan to take steps to ensure that we satisfy such steps for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in the operating partnership's overall interest in an issuer. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

        Pursuant to the Jobs Act, and beginning on or after October 23, 2004, we may avoid disqualification for any taxable year if we fail to satisfy the asset tests after the 30 day cure period. We will be deemed to have met certain of the REIT asset tests if the value of our non-qualifying assets for such tests (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the non-qualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by forthcoming Treasury regulations. For violations due to reasonable cause rather than willful neglect that are in excess of the de minimis exception described above or that are not violations of such asset tests, we may avoid disqualification as a REIT, after the 30 day cure period, by taking steps including (i) the disposition of sufficient assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by forthcoming Treasury regulations, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (iii) disclosing certain information to the IRS. If we fail the asset test and cannot avail ourselves of these relief provisions, we may fail to qualify as a REIT.

        Annual Distribution Requirements.    We are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (1) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (2) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of specified items of noncash income. Dividends must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular dividend payment after the declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our stockholders as gain from the sale or exchange of a capital asset. If so, the stockholders receive an increase in the basis of their stock in the amount of the income recognized. Stockholders are also to be treated as having paid their proportionate share of the capital gains tax imposed on us on the undistributed amounts and receive a corresponding decrease in the basis of their stock. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for that year, (2) 95% of our REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed and (b) the amounts on which certain taxes are imposed on us. We have made and intend to make timely distributions sufficient to satisfy all annual distribution requirements.

        From time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of those expenses in arriving at our taxable income. Further, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends. We are required to arrange through the operating partnership any borrowings for the purpose of making distributions to stockholders.

        Under circumstances relating to any IRS audit adjustments that increase income, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being disqualified as a REIT or taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        To elect taxation as a REIT under applicable Treasury regulations, we must maintain records and request information from our stockholders designed to disclose the actual ownership of our stock. We have complied and intend to continue to comply with these requirements.

        Affiliated REITs.    The operating partnership owns 100% of the outstanding common stock of Macerich PPR Corp., which in turn owns a 51% interest in Pacific Premier Retail Trust. These affiliated REITs must also meet the REIT tests discussed above. The failure of either of these affiliated REITs to qualify as a REIT could cause us to fail to qualify as a REIT, because we would then own (through the operating partnership) more than 10% of the securities of an issuer that was neither a REIT, a qualified REIT subsidiary nor a taxable REIT subsidiary. We believe that the affiliated REITs have been organized and operated in a manner that will permit them to qualify as REITs.

Failure to Qualify as a REIT

        If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will we be required to make those distributions. If we fail to so qualify and the relief provisions do not apply, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to specified limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

        Pursuant to the Jobs Act, and on or after October 23, 2004, we can invoke specified cure provisions for any taxable year in the event we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT. These cure provisions would limit the instances causing our disqualification as a REIT for violations due to reasonable cause, and would instead require the payment of a monetary penalty.

Tax Aspects of Our Investments in Partnerships

        We hold direct or indirect interests in the operating partnership and the property partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). In general, partnerships are "pass-through" entities which are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership. Further, the partners are potentially subject to tax thereon without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the items of income, gain, loss, deduction and credit of the Partnerships for purposes of the various REIT income tests. See above "—Requirements for Qualification—Gross Income Tests." Any resulting increase in our REIT taxable income will increase our distribution requirements (see above "—Requirements for Qualification—Annual Distribution Requirements").

        However, these increases will not be subject to U.S. federal income tax in our hands provided that the income is distributed by us to our stockholders. Moreover, for purposes of the REIT asset tests (see above "—Requirements for Qualification—Asset Tests"), we will include our proportionate share of assets held by the Partnerships.

        Tax Allocations with Respect to Contributed Properties.    Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of the property at the time of contribution (a "Book-Tax Difference"). These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was formed principally by way of contributions of appreciated property. Consequently, the partnership agreement of Macerich Partnership requires these allocations to be made in a manner consistent with Section 704(c) of the Code.

        In general, the limited partners of the operating partnership who contributed properties to it will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Partnerships of the contributed assets. This will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) do not always rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Under the applicable Treasury regulations, special allocations of income and gain and depreciation deductions must be made on a property-by-property basis. Depreciation deductions resulting from the carryover basis of a contributed property are used to eliminate the Book-Tax Difference by allocating these deductions to the non-contributing partners (i.e., the REIT and the other non-contributing partners) up to the amount of their share of book depreciation. Any remaining tax depreciation for the contributed property would be allocated to the partners that contributed the property. The operating partnership intends to elect the traditional method of rectifying the Book-Tax Difference under the applicable Treasury regulations, under which, if depreciation deductions are less than the non-contributing partners' share of book depreciation, then the non-contributing partners lose the benefit of these deductions ("ceiling rule"). When the property is sold, the resulting tax gain is used to the extent possible to eliminate the Book-Tax Difference (reduced by any previous book depreciation). Because of the application of the ceiling rule it is anticipated that tax depreciation will be allocated substantially in accordance with the percentages of Macerich Partnership units held by us and the limited partners of the operating partnership, notwithstanding Section 704(c) of the Code. Thus, the carryover basis of the contributed assets in the hands of the Partnerships will cause us to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of those contributed assets in excess of the economic or book depreciation allocated to them, and possibly the economic and book income or gain allocated to them as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See above "—Requirements for Qualification—Annual Distribution Requirements."

Taxation of Stockholders

  Taxation of Taxable U.S. Holders

        U.S. Holder and Non-U.S. Holder.    For purposes of this summary, a "U.S. Holder" is a beneficial owner of our common stock that is:

  •
  a citizen or resident of the United States;

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  a corporation or entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision of the United States;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States, and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership, or entity treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

        A beneficial owner of our common stock that is an individual, a corporation or entity treated as a corporation for U.S. federal income tax purposes, an estate or trust and not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

        Distributions.    As long as we qualify as a REIT, distributions made to our taxable U.S. Holders will be taxed as follows:

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  Distributions out of current or accumulated earnings and profits (and not designated as capital gain dividends) generally constitute ordinary dividend income to U.S. Holders and will not be eligible for the dividends received deduction for corporations.

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  Distributions in excess of current and accumulated earnings and profits are not taxable to a U.S. Holder to the extent that they do not exceed the adjusted basis of the U.S. Holder's shares, but rather reduce the adjusted basis of those shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Holder's shares, they are to be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the U.S. Holder.

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  Distributions designated as capital gain dividends constitute long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. Holder has held its stock. Corporate U.S. Holders may be required to treat up to 20% of some capital gain dividends as ordinary income.

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  Distributions declared by us in October, November or December of any year payable to a U.S. Holder of record on a specified date in October, November or December will be treated as both paid by us and received by the U.S. Holder on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year.

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  U.S. Holders may not include in their individual income tax returns any of our net operating losses or capital losses.

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  In determining the extent to which a distribution constitutes a dividend for tax purposes, the Company's earnings and profits generally will be allocated first to distributions with respect to any preferred stock prior to allocating any remaining earnings and profits to distributions on our common stock. If we have net capital gains and designate some or all of our distributions as capital gain dividends to that extent, although the tax treatment is not entirely clear, we intend to allocate the capital gain dividends among different classes of stock in proportion to the allocation of earnings and profits as described above.

        Tax Rates.    The maximum tax rate of non-corporate taxable U.S. Holders for long-term capital gains, including capital gain dividends, and for certain dividends, has generally been reduced to 15%. Short-term capital gains recognized by non-corporate taxpayers are taxed at ordinary income rates (of up to 35% through 2010). Gains recognized by corporate taxpayers (other than tax-exempt taxpayers) are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains.

        In general, dividends paid by REITs are not eligible for the reduced 15% tax rate on corporate dividends, except to the extent the REIT's dividends are attributable either to dividends received from taxable corporations (such as our taxable REIT subsidiaries), to income that was subject to tax at the corporate (REIT) level or to dividends properly designated by us as capital gain dividends. Although these tax rates, which were changed as part of the Jobs and Growth Tax Relief Reconciliation Act of 2003, do not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are not corporations to consider stocks of other corporations that pay dividends as more attractive relative to stock of REITs. The currently applicable provisions of the U.S. federal income tax laws relating to the 15% tax rate are currently scheduled to "sunset" or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

        Sale or Other Disposition of Common Stock.    Upon a sale, repurchase or other taxable disposition of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received on the sale or other disposition and such holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder's holding period for the common stock is more than one year. In general, any loss upon a sale or exchange of shares by a U.S. Holder, if such holder has held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by such holder as long-term capital gain. The deductibility of capital losses is subject to a number of limitations.

        Backup Withholding and Information Reporting.    Information with respect to dividends paid on our common stock and proceeds from the sale or other disposition of our common stock may be required to be reported to U.S. Holders and to the IRS. This obligation, however, does not apply with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.

        A U.S. Holder may be subject to backup withholding (currently at a rate of 28%) with respect to distributions paid on our common stock, or with respect to proceeds received from a sale or other disposition of our common stock. Backup withholding will not apply, however, if the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. To establish status as an exempt person, a U.S. Holder will generally be required to provide certification on IRS Form W-9.

        U.S. Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures of obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

        Treatment of Tax-Exempt Holders.    Distributions on our common stock to a tax-exempt employee pension trust, or other domestic tax-exempt stockholder, generally will not constitute unrelated business taxable income ("UBTI"), unless the stockholder has borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of some REITs may be required to treat a specified percentage of those REITs' distributions as UBTI. This requirement will apply only if (1) the REIT would not qualify for U.S. federal income tax purposes but for the application of a "look-through" exception to the "five or fewer" requirement applicable to shares held by qualified trusts and (2) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either (1) a single qualified trust holds more than 25% by value of the REIT interests; or (2) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less specified associated expenses) of the REIT. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. Because the provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer" requirement without relying upon the "look-through" exception, the restrictions on ownership of our stock in our Charter generally should prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our stock, absent approval by our Board of Directors.

        Taxation of Non-U.S. Holders.    This section provides a brief summary of the complex rules governing U.S. federal income taxation of Non-U.S. Holders. Prospective Non-U.S. Holders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in our common stock, including any reporting requirements.

        Distributions.    Distributions that are not attributable to gain from sales or exchanges by us of U.S. real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions will ordinarily be subject to a withholding tax of 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business (through a U.S. permanent establishment, if a Non-U.S. Holder is entitled to the benefits of an applicable tax treaty and such tax treaty so requires as a condition for taxation), the Non-U.S. Holder generally will be subject to a tax at graduated rates, in the same manner that U.S. Holders are taxed with respect to distributions of this kind (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of this kind made to a Non-U.S. Holder, unless (1) the Non-U.S. Holder files an IRS Form W-8BEN with us certifying that a lower treaty rate applies, or (2) the Non-U.S. Holder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Holder to the extent that these distributions do not exceed the adjusted basis of a Non-U.S. Holder's shares, but rather will reduce the adjusted basis of those shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Holder's shares, these distributions will give rise to tax liability if the Non-U.S. Holder would otherwise be subject to tax on any gain from the sale or disposition of his or her shares in us, as described below. If it cannot be determined, at the time a distribution is made, whether or not that distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable by the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits and the proper forms are filed with the IRS by the Non-U.S. Holder on a timely basis.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Holder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Holder as if the gain were effectively connected with a U.S. business. Non-U.S. Holders would thus be taxed at the normal capital gain rates applicable to U.S. Holders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. We are required by applicable Treasury regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against the Non-U.S. Holder's FIRPTA tax liability.

        Notwithstanding the foregoing and effective for the taxable year beginning January 1, 2005, distributions (including capital gain distributions) with respect to any class of stock of a REIT that is regularly traded on an established securities market located in the United States will not be treated as gain recognized from the sale or exchange of a U.S. real property interest if the Non-U.S. Holder does not own more than 5% of such class of stock at any time during the 1-year period ending on the date of distribution. Any such capital gain distribution will be treated as an ordinary dividend.

        Sale, Exchange or Other Disposition of Common Stock.    Gain recognized by a Non-U.S. Holder upon a sale, redemption, repurchase or other disposition of our common stock generally will not be taxable to a Non-U.S. Holder in the U.S. unless (1) investment in the shares is effectively connected with the Non-U.S. Holder's United States trade or business (through a U.S. permanent establishment, if a Non-U.S. Holder is entitled to the benefits of an applicable tax treaty and such tax treaty so requires as a condition for taxation), in which case the Non-U.S. Holder generally will be subject to the same treatment as U.S. Holders with respect to the gain and if such Non-U.S. Holder is a corporation, may also be subject to the branch profits tax described above; (2) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other requirements are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains; or (3) we are not a "domestically controlled REIT" (defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons), in which case gain recognized by a Non-U.S. Holder will be taxable under FIRPTA. We currently anticipate that we constitute a domestically controlled REIT, although there can be no assurance that we will retain that status. If we are not a domestically controlled REIT, gain recognized by a Non-U.S. Holder with respect to any class of our stock that is regularly traded on an established securities market will nevertheless be exempt under FIRPTA if that Non-U.S. Holder at no time owned more than five percent of such class of stock. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as U.S. Holders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

        Backup Withholding and Information Reporting.    Information may be required to be reported to Non-U.S. Holders and to the IRS concerning the amount of any dividends paid on our common stock. Under current U.S. federal income tax law, backup withholding tax (at the rate of 28%) will not apply to dividend payments on our common stock if the required certifications of exempt status are received, provided in each case that the payor, including a bank or its paying agent, as the case may be, does not have actual knowledge or reason to know that the payee is a nonexempt person.

        Under the Treasury regulations, payments on the sale, exchange or other disposition of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, a foreign partnership with significant U.S. ownership or, if at any time during its taxable year, the foreign partnership is engaged in a U.S. trade or business, or a U.S. branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and the broker has no actual knowledge that the beneficial owner is not entitled to an exemption. Backup withholding may apply if the sale is subject to information reporting and the broker has actual knowledge that the beneficial owner is a U.S. person.

        The information reporting and backup withholding rules will apply to payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and the broker has no actual knowledge that the beneficial owner is not entitled to an exemption.

        Non-U.S. Holders should consult their own tax advisors regarding the application of withholding and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from withholding, information reporting and backup withholding under the current Treasury regulations. Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by such holder to the IRS.

Other Tax Considerations

        Taxable REIT Subsidiaries.    A portion of the cash to be used by the operating partnership to fund distributions to partners, including us, may come from the taxable REIT subsidiaries through distributions on the stock or limited liability company interests that will be held by the operating partnership. The taxable REIT subsidiaries will receive income from the operating partnership, the property partnerships and unrelated third parties. Because we, the operating partnership and the taxable REIT subsidiaries are related through stock or other ownership, income of the taxable REIT subsidiaries from services performed for us and the operating partnership may be subject to rules under which additional income may be allocated to the taxable REIT subsidiaries. The taxable REIT subsidiaries will pay federal and state income tax at the full applicable corporate rates on their income prior to payment of any distributions. The taxable REIT subsidiaries will attempt to minimize the amount of these taxes, but there can be no assurance whether, or the extent to which, measures taken to minimize taxes will be successful. To the extent that the taxable REIT subsidiaries are required to pay federal, state or local taxes, the cash available for distribution by us to stockholders will be reduced accordingly.

        Possible Legislative or Other Actions Affecting Tax Consequences.    You should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could affect the tax consequences of an investment in us.

        State and Local Taxes.    We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in any securities being offered by this prospectus supplement.

PLAN OF DISTRIBUTION

        This prospectus supplement relates to the possible issuance by us of up to an aggregate of 3,235,904 shares of our common stock if, and to the extent that, we elect to issue common stock to holders of up to 93,209 common units or up to 3,771,234 CPUs, upon the tender of those common units or CPUs for redemption. We will apply to list all such shares of common stock on the New York Stock Exchange.

        We will not receive any cash proceeds from the issuance of our common stock. We will acquire one common unit from a redeeming holder in exchange for each share of common stock that we issue to a common unitholder, and one CPU from a redeeming holder in exchange for approximately each 0.8333 share of our common stock that we issue to a CPU holder. Consequently, with each redemption, our interest in MACWH will increase.

        The registration of these securities does not necessarily mean that any of the common units or CPUs will be submitted for redemption or that any of the shares of common stock that may be issued upon redemption will be offered or sold by the recipient.

        We will bear all costs, expenses and fees in connection with the registration of the common stock.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. You should call the SEC at (800) SEC-0330 for further information on the public reference rooms. Our filings are also available to the public at the SEC's website at http://www.sec.gov. In addition, documents filed by us with the SEC can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10002.

        We "incorporate by reference" information into this prospectus supplement. This means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document.

        We incorporate by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition. We also incorporate by reference all future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information furnished under Item 2.02 or Item 7.01 of any Form 8-K that is listed below or that is filed in the future, which information is not deemed filed under the Exchange Act), until the initial purchasers have sold all of the securities offered hereby.

  •
  Annual Report on Form 10-K filed with the SEC on March 9, 2006; and

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  Current Reports on Form 8-K filed with the SEC on January 12, 2006, January 19, 2006, January 31, 2006 and March 14, 2006.

        Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

        You may obtain any of the documents incorporated by reference in this prospectus supplement through us or from the SEC through the SEC's website at the address indicated above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into the information that this prospectus supplement incorporates. You may obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at the following address:

The Macerich Company
401 Wilshire Boulevard
Suite 700
Santa Monica, California 90401
(310) 394-6000
Attention: Corporate Secretary

LEGAL MATTERS

        Certain legal matters with respect to this offering will be passed upon for us by Venable LLP, Baltimore, Maryland. O'Melveny & Myers LLP has acted as tax counsel to us.

PROSPECTUS

        We may offer from time to time shares of our common stock, $.01 par value.

        Prospectus supplements will be filed and other offering material may be provided at later dates that will contain specific terms of each offering of shares of common stock.

        You should read this prospectus and any prospectus supplements or other offering material filed or provided by us carefully before you decide to invest.

        Our principal executive offices are located at 401 Wilshire Boulevard, No. 700, Santa Monica, California 90401, and our telephone number is (310) 394-6000. Our common stock is listed on the New York Stock Exchange under the symbol "MAC."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 12, 2006.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed our registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 with respect to the securities being offered by this prospectus. You may read and copy any document that we file with the SEC, including the registration statement and the exhibits to the registration statement, at the SEC's public reference facility at:

              Securities and Exchange Commission
              Room 1500
              100 F Street, N.E.
              Washington D.C. 20549

You may call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC's web site at www.sec.gov.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference room listed above, or through the web site listed above. In addition, you may inspect and copy reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede the information included or incorporated by reference in this prospectus. We incorporate by reference in this prospectus the following information:

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

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  our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

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  our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

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  our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005;

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  our Current Report on Form 8-K filed on February 9, 2005;

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  our Current Report on Form 8-K filed on April 29, 2005 (as amended by a Form 8-K/A filed on July 5, 2005);

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  our Current Report on Form 8-K filed on September 29, 2005;

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  our Current Report on Form 8-K filed on January 12, 2006; and

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  the descriptions of our common stock and our preferred share purchase rights which are contained in registration statements filed under the Securities Exchange Act of 1934, including any amendment or reports filed for the purpose of updating such descriptions.

        We also incorporate by reference any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                Corporate Secretary
                The Macerich Company
                401 Wilshire Boulevard, No. 700
                Santa Monica, California 90401
                Telephone: (310) 394-6000

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LEGAL MATTERS

        Certain legal matters will be passed upon for us by O'Melveny & Myers LLP, Los Angeles, California, and by Venable LLP, Baltimore, Maryland, with respect to matters of Maryland law.

EXPERTS

        The consolidated financial statements of The Macerich Company as of and for the year ended December 31, 2004, the related financial statement schedules, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated in this prospectus by reference from The Macerich Company's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Pacific Premier Retail Trust as of and for the year ended December 31, 2004 and the related financial statement schedule incorporated in this prospectus by reference from The Macerich Company's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of The Macerich Company as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 and the consolidated financial statements of Pacific Premier Retail Trust as December 31, 2003 and for each of the two years in the period ended December 31, 2003, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of SDG Macerich Properties, L.P., as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, incorporated by reference in this prospectus, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2004, and have been so incorporated in reliance on such report, given on the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements of Wilmorite Holdings, L.P., as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004, included in The Macerich Company's Current Report on Form 8-K dated July 5, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus supplement and the accompanying prospectus. You must not rely on unauthorized information or representations.

This prospectus supplement and the accompanying prospectus do not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus supplement and the accompanying prospectus are current as of the respective dates on their covers, and may change after such dates. For any time after the respective cover dates of this prospectus supplement and the accompanying prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus supplement and the accompanying prospectus is correct, nor do we imply those things by delivering this prospectus supplement and the accompanying prospectus or selling securities to you.

3,235,904 Shares

Common Stock

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OUR COMPANY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
COMMON STOCK MARKET DATA
DESCRIPTION OF OUR CAPITAL STOCK
DESCRIPTION OF OUR COMMON STOCK
REDEMPTION OF COMMON UNITS OR CPUS
DESCRIPTION OF COMMON UNITS AND CPUS
COMPARISON OF OWNERSHIP OF COMMON UNITS AND CPUS AND OUR SHARES
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
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